SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc.

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4-14

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2012	16-67

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 26, 2013

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011 (in thousands)

	2012	2011
Assets
Investments
Cash and cash equivalents	$47,603	$55,858
Common stock (including securities on loan of $2,821 in 2012 and $1,108 in 2011)	444,196	394,301
U.S. government and government agency issues (including securities on loan of $8,091 in 2012 and $5,336 in 2011)	28,292	21,865
Corporate and other obligations (including securities on loan of $7,559 in 2012 and $7,072 in 2011)	40,509	40,242
Commingled funds	381,516	335,027
Registered investment companies	307,109	214,074
Synthetic guaranteed investment contracts	777,297	743,892
Collateral held on loaned securities	18,842	13,782

Total investments at fair value	2,045,364	1,819,041

Receivables
Notes receivables from participants	43,079	40,514
Sponsor contributions	18,963	15,102
Accrued interest and dividends	1,975	1,869
Due from brokers for securities sold	1,415	16

Total receivables	65,432	57,501

Total assets	2,110,796	1,876,542

Liabilities
Accounts payable	6,126	4,295
Due to brokers for securities purchased	—	81
Collateral to be paid on loaned securities	18,842	13,782

Total liabilities	24,968	18,158

Net assets available for benefits, reflecting investments at fair value	2,085,828	1,858,384
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(68,692)	(60,432)

Net assets available for benefits	$2,017,136	$1,797,952

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011 (in thousands)

	2012	2011
Additions (reductions) to net assets attributed to
Investment income
Net appreciation (depreciation) in fair value of investments	$168,628	$(39,315)
Interest	28,982	30,742
Dividends	14,771	12,405

Net investment income	212,381	3,832

Participant loan interest	3,525	1,811

Contributions
Sponsor	59,471	53,357
Participant	92,936	84,207

	152,407	137,564

Net additions	368,313	143,207

Deductions from net assets attributed to
Benefits paid	161,649	148,773
Plan expenses	7,138	6,569

Total deductions	168,787	155,342

Increase (decrease) before transfer	199,526	(12,135)
Transfer from other plan (Refer to Note 11)	19,658	—
Net increase (decrease)	219,184	(12,135)

Net assets available for benefits
Beginning of year	1,797,952	1,810,087

End of year	$2,017,136	$1,797,952

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 50% of their eligible annual compensation within certain limitations. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Plan sponsor, Baxter International Inc. (Baxter or the Company), matches participant contributions up to a maximum of 3.5% of the employee’s compensation. Participant contributions and Plan sponsor matching contributions are fully vested and nonforfeitable at all times. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan. The additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan agreement. The loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions to any of 18 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund, ten different Target Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica (formerly Aegon Institutional Markets) and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were a loss of $991 thousand and a loss of $343 thousand at December 31, 2012 and 2011, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $708.6 million and $683.5 million at December 31, 2012 and 2011, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.2% and 2.9% at December 31, 2012 and 2011, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 3.4% and 3.7% for the years ended December 31, 2012 and 2011. The credit ratings for Transamerica were AA- at both December 31, 2012 and 2011, and the credit ratings for Bank of America N.A. were A at both December 31, 2012 and 2011, respectively.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$47,603	$—	$47,603	$—
Common stock:
Healthcare	233,821	233,821	—	—
Consumer products	51,020	51,020	—	—
Information technology	57,333	57,333	—	—
Financial services	30,371	30,371	—	—
Industrial services and materials	29,686	29,686	—	—
Energy	14,125	14,125	—	—
Other	27,840	27,840	—	—

Total common stock	444,196	444,196	—	—

U.S. government and government agency issues	28,292	—	28,292	—
Corporate and other obligations	40,509	—	40,509	—
Commingled funds	381,516	—	381,516	—
Registered investment companies:
Target retirement funds	291,573	291,573	—	—
Self-managed funds	12,772	12,772	—	—
Other	2,764	2,764	—	—

Total registered investment companies	307,109	307,109	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	293,972	—	293,972	—
U.S. government and government agency issues	442,114	—	442,114	—
Cash and cash equivalents	42,202	—	42,202	—
Wrapper contracts	(991)	—	—	(991)

Total synthetic guaranteed investment contracts	777,297	—	778,288	(991)

Collateral held on loaned securities	18,842	—	18,842	—

Total assets	$2,045,364	$751,305	$1,295,050	$(991)

Liability
Collateral to be paid on loaned securities	$18,842	$2,859	$15,983	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

		Basis of Fair Value Measurement
	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$55,858	$—	$55,858	$—
Common stock:
Healthcare	201,587	201,587	—	—
Consumer products	55,827	55,827	—	—
Information technology	47,938	47,938	—	—
Financial services	21,838	21,838	—	—
Industrial services and materials	20,624	20,624	—	—
Energy	16,602	16,602	—	—
Other	29,885	29,885	—	—

Total common stock	394,301	394,301	—	—

U.S. government and government agency issues	21,865	—	21,865	—
Corporate and other obligations	40,242	—	40,242	—
Commingled funds	335,027	—	335,027	—
Registered investment companies:
Target retirement funds	199,777	199,777	—	—
Self-managed funds	11,830	11,830	—	—
Other	2,467	2,467	—	—

Total registered investment companies	214,074	214,074	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	257,547	—	257,547	—
U.S. government and government agency issues	463,348	—	463,348	—
Cash and cash equivalents	23,347	17	23,330	—
Wrapper contracts	(343)	—	—	(343)
Other	(7)	—	(7)	—

Total synthetic guaranteed investment contracts	743,892	17	744,218	(343)

Collateral held on loaned securities	13,782	—	13,782	—

Total assets	$1,819,041	$608,392	$1,210,992	$(343)

Liability
Collateral to be paid on loaned securities	$13,782	$1,135	$12,647	$—

There were no transfers from Level 1 to Level 2 investments in 2012 or 2011.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2010	$1,634
Unrealized losses (relating to assets held at end of year)	(1,977)

Balance at December 31, 2011	(343)

Unrealized losses (relating to assets held at end of year)	(648)

Balance at December 31, 2012	$(991)

The unrealized losses from the wrapper contracts are excluded from the net appreciation (depreciation) reported for the Plan, but instead are reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are summarized as follows:

(in thousands, except per share data)	2012	2011
Baxter common stock, 2,516,782 shares and 2,921,806 shares at December 31, 2012 and 2011, respectively	$167,769	$144,571
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	197,250	173,817

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investments as of December 31, 2012 and 2011 are segregated into various investment fund options as follows:

	2012	2011
(in thousands)
Cash (available for investment)	$6,597	$6,861
Stable Income Fund	803,238	775,335
Baxter Common Stock Fund	168,607	144,639
Composite Fund	154,624	140,853
General Equity Fund	151,465	137,841
Cardinal Health Common Stock Fund	4,847	5,243
SSgA S&P 500 Flagship Fund	197,250	173,954
SSgA International EAFE Equity Index Fund	90,079	80,053
Edwards Lifesciences Common Stock Fund	19,658	17,747
SSgA Small Cap Fund	94,187	81,274
Self-Managed Fund	44,397	41,682
Target Retirement Funds	291,573	199,777
Collateral held on loaned securities	18,842	13,782

Total investments at fair value	2,045,364	1,819,041
Adjustment from fair value to contract value for Stable Income Fund	(68,692)	(60,432)

Total investments	$1,976,672	$1,758,609

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2012	2011
(in thousands)
Baxter common stock	$48,002	$(1,295)
Other common stock	38,620	(22,315)
U.S. government and government agency issues	38	1,154
Corporate and other obligations	3,365	1,031
Commingled funds	54,283	(11,490)
Registered investment companies	24,320	(7,314)
Collateral held on loaned securities	—	914

	$168,628	$(39,315)

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2010, the Plan had securities on loan with a fair value of $228.8 million, with cash collateral received of $232.9 million, which was reflected at its fair value of $230.4 million. During 2010, $218.4 million was redeemed from the State Street Quality D Short-Term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Trustee to terminate the securities lending program for the securities within the Stable Income Fund. As a result of the liquidation of this fund in 2011, a realized gain of $914 thousand is reflected in the 2011 Statement of Changes in Net Assets Available for Benefits. As of December 31, 2012 and 2011, the Plan had securities on loan with a fair value of $18.5 million and $13.5 million, respectively, with cash collateral received of $18.8 million and $13.8 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2012 and 2011, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2012 and 2011 the cash collateral received is reflected at its fair value of $18.8 million and $13.8 million in the 2012 and 2011 Statements of Net Assets Available for Benefits, respectively.

The Plan did not receive any non-cash collateral for securities on loan at December 31, 2012. Non-cash collateral of $2.0 million received for securities on loan at December 31, 2011, consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2011 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $45 thousand and $57 thousand for 2012 and 2011, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated July 19, 2006 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has requested from the IRS an updated determination letter, but has not yet received it as of the date of this report.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2012 and 2011, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust Company, and units of registered investment companies of SSgA, the Plan trustee; shares of common stock and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock and units of registered investment companies managed by AllianceBernstein, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies in various affiliates of ING Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Plan Merger

During 2011, Baxter acquired Baxa Corporation (Baxa). The Baxa 401(k) Plan was merged into the Plan effective October 2012. As a result of this merger, total assets of approximately $19.7 million were transferred into the Plan.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:
*	SSgA Money Market Fund	Short-Term Investment Fund	—	$9,153,455
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	38,436,778
	United States Dollar	Cash	—	12,545

				$47,602,778

**	Common Stock:
	3D Systems Corp	Common Stock	—	213
	3Dicon Corp	Common Stock	—	1,437
	3M Company	Common Stock	—	11,960
	8X8 Inc	Common Stock	—	8,856
	A123 Systems	Common Stock	—	11
	ABB Ltd	Common Stock	—	49,571
	Abbott Laboratories	Common Stock	—	162,542
	Abbott Laboratories	Common Stock	—	1,296,052
	Access Pharmaceuticals Inc	Common Stock	—	2,867
	Acclaim Entertainment Inc	Common Stock	—	—
	ACE Ltd	Common Stock	—	1,178,069
	Achillion Pharmaceuticals Inc	Common Stock	—	801
	Acme Packet Inc	Common Stock	—	17,696
	Acorda Therapeutics Inc	Common Stock	—	12,430
	Activision Blizzard Inc	Common Stock	—	23,491
	Adaptive Broadband Corp	Common Stock	—	—
	Adarna Energy Corp	Common Stock	—	—
	Adept Technology Inc	Common Stock	—	2,600
	Adobe Systems	Common Stock	—	941,365
	Adolor Corporation	Common Stock	—	—
	ADT Corp	Common Stock	—	511
	Advanced Micro Devices Inc	Common Stock	—	5,472
	Advanced Optics Electronics Inc	Common Stock	—	—
	Advansource Biomaterials Corp	Common Stock	—	85
	Advanta Corp	Common Stock	—	—
	Advantage Oil & Gas Ltd	Common Stock	—	810
	Adventrx Pharmaceuticals Inc	Common Stock	—	570
	AES Corp	Common Stock	—	1,035,468
	Affymax Inc	Common Stock	—	3,798
	Aflac Inc	Common Stock	—	37,848
	Agenus Inc	Common Stock	—	4,252
	Agilent Technologies	Common Stock	—	743,175
	Agnico Eagle Mines Ltd	Common Stock	—	26,831
	Agrium Inc	Common Stock	—	7,490
	AK Steel Hldg Corp	Common Stock	—	2,308
	Akorn Inc	Common Stock	—	30,060
	Aksys Ltd	Common Stock	—	1
	Alcatel Lucent	Common Stock	—	7,075
	Alcoa Inc	Common Stock	—	17,325
	Alexco Resource Corp	Common Stock	—	24,990
	Alexion Pharmaceuticals	Common Stock	—	2,061,503

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
ALJ Regal Holdings Inc	Common Stock	—	700
All American Gold Corp	Common Stock	—	8
Allergan Inc	Common Stock	—	2,086,810
Alliance Pharmaceutical Corp	Common Stock	—	2
Alliancebernstein Hldg LP	Common Stock	—	8,470
Allied Irish Banks	Common Stock	—	1,070
Allos Therapeutics Inc	Common Stock	—	—
Allscripts Healthcare Solutions Inc	Common Stock	—	4,540
Allstate Corp	Common Stock	—	21,678
Almaden Minerals Ltd	Common Stock	—	15,850
Alnylam Pharmaceuticals Inc	Common Stock	—	1,825
Alon USA Energy Inc	Common Stock	—	9,950
Altair Nanotechnologies Inc	Common Stock	—	88
Alternative Living Services	Common Stock	—	—
Altria Group Inc	Common Stock	—	149,330
Aluminum Corp China Ltd	Common Stock	—	202
Alvarion Ltd	Common Stock	—	186
Amarin Corp	Common Stock	—	30,216
Amazon.com Inc	Common Stock	—	72,752
Amazon.com Inc	Common Stock	—	3,936,918
Amcore Finl Inc	Common Stock	—	—
Amdocs Ltd	Common Stock	—	6,798
Ameren Corp	Common Stock	—	3,266
American Cap Agy Corp	Common Stock	—	25,866
American Cap Ltd	Common Stock	—	32,229
American Cap Mtg Invt Corp	Common Stock	—	5,512
American Elec Pwr Co	Common Stock	—	40,508
American Express Co	Common Stock	—	6,897
American International Group	Common Stock	—	1,209,570
American Intl Group Inc	Common Stock	—	3,491
American Intl Group Inc	Common Stock	—	23,404
American Lithium Minerals Inc	Common Stock	—	120
American Realty Capital Trust Inc	Common Stock	—	8,266
American Tower Corporation	Common Stock	—	3,014,857
American Tower Corporation	Common Stock	—	17,887
Amerigas Partners LP	Common Stock	—	8,135
Amgen Inc	Common Stock	—	93,017
Ampliphi Biosciences Corp	Common Stock	—	1,754
Amstem Corp	Common Stock	—	—
Anadarko Pete Corp	Common Stock	—	3,716
Analog Devices	Common Stock	—	203,513
Andrea Electronics Corp	Common Stock	—	25
Annaly Mortgage Management Inc	Common Stock	—	149,171
Antares Pharma Inc	Common Stock	—	24,765
Anthera Pharmaceuticals Inc	Common Stock	—	3,100
AOL Inc	Common Stock	—	415
AON PLC	Common Stock	—	1,103,564
Apache Corp	Common Stock	—	17,663
Apollo Group Inc	Common Stock	—	1,255

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Apple Computer Inc	Common Stock	—	3,856,120
	Apple Inc	Common Stock	—	7,737,939
	Applied Materials Inc	Common Stock	—	2,974
	Applied Materials Inc	Common Stock	—	720,731
	Apptech Corp	Common Stock	—	—
	Apricus Biosciences Inc	Common Stock	—	1,791
	Aqua America Inc	Common Stock	—	3,034
	Aradigm Corp	Common Stock	—	448
	Arch Coal Inc	Common Stock	—	8,658
	Archer Daniels Midland	Common Stock	—	6,598
	Arcos Dorados Holdings Inc	Common Stock	—	35,593
	Arena Pharmaceuticals Inc	Common Stock	—	675,580
	Ariad Pharmaceutical Inc	Common Stock	—	95,612
	ARM Holdings Plc	Common Stock	—	1,353,267
	ARM Holdings Plc	Common Stock	—	9,458
	Array Biopharma Inc	Common Stock	—	5,022
	Artificial Life Inc	Common Stock	—	60
	Asia Pulp & Paper Co	Common Stock	—	—
	Astrazeneca Plc	Common Stock	—	2,127
	Astropower Inc	Common Stock	—	—
	AT&T Inc	Common Stock	—	145,514
	Atlantic Power Corp	Common Stock	—	8,261
	ATP Oil & Gas Corp	Common Stock	—	570
	Atwood Oceanics Inc	Common Stock	—	4,579
	ATX Communications Inc	Common Stock	—	—
	Augme Technologies Inc	Common Stock	—	41,844
	Aurizon Mines Ltd	Common Stock	—	6,960
	Automatic Data Processing Inc	Common Stock	—	40,259
	Avago Technologies	Common Stock	—	1,151,122
	Avanir Pharmaceuticals	Common Stock	—	3,114
	Babson Cap Partn Invs	Common Stock	—	27,820
	Backweb Technologies Ltd	Common Stock	—	327
	Baidu Inc	Common Stock	—	96,278
	Baidu Inc	Common Stock	—	1,288,928
	Banco Bilbao Vizcaya Argentaria Sa	Common Stock	—	7,716
	Banco Latino- Americano De Comercio	Common Stock	—	18,973
	Banco Santander Sa	Common Stock	—	15,354
	Bank New York Mellon Corp	Common Stock	—	28,627
*	Bank of America Corp	Common Stock	—	532,525
*	Bank of America Corp	Common Stock	—	1,175,255
	Bank of Ireland	Common Stock	—	3,413
	Barrick Gold	Common Stock	—	1,078,632
*	Baxter International Inc	Common Stock	—	322,555
*	Baxter International Inc	Common Stock	—	167,446,120
	Bayer AG	Common Stock	—	24,379
	BB&T Corp	Common Stock	—	5,094
	BB&T Corp	Common Stock	—	980,219
	BCE Inc	Common Stock	—	1,115,179
	Beacon Pwr Corp	Common Stock	—	20

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Beacon Roofing Supply Inc	Common Stock	—	33,280
Berkshire Hathaway Inc	Common Stock	—	149,351
Best Buy Inc	Common Stock	—	10,818
Beyond Corp Com New	Common Stock	—	—
Big Bear Mining Corp	Common Stock	—	10
Bioclinica Inc	Common Stock	—	5,720
Biodel Inc	Common Stock	—	705
Bioelectronics Corp	Common Stock	—	154
Biogen	Common Stock	—	2,024,478
Biogen Idec Inc	Common Stock	—	5,269
Biomedical Technology Solutions	Common Stock	—	28
Biomerica Inc	Common Stock	—	11,270
Biomoda Inc	Common Stock	—	135
Bionovo Inc Com New	Common Stock	—	450
Biopharm Asia Inc	Common Stock	—	975
Biosante Pharmaceuticals Inc	Common Stock	—	2,478
Bizauctions Inc	Common Stock	—	—
Black Hills Corp	Common Stock	—	3,997
Blackbaud Inc	Common Stock	—	22,830
Blackrock Inc	Common Stock	—	959,370
Blackstone Group LP	Common Stock	—	35,857
Blavod Extreme Spirits	Common Stock	—	37
Blyth Inc	Common Stock	—	4,665
Boeing Co	Common Stock	—	19,025
Boeing Co	Common Stock	—	2,002,689
Boingo Wireless Inc	Common Stock	—	7,248
Borgwarner Inc	Common Stock	—	723,214
Boston Scientific	Common Stock	—	1,146
BP Amoco Plc	Common Stock	—	5,190
BP Liquidating Inc	Common Stock	—	2
BP PLC	Common Stock	—	842,930
Braskem S.A.	Common Stock	—	1,335
Bridgepoint Ed Inc	Common Stock	—	14,863
Bristol Myers Squibb	Common Stock	—	43,718
Bristol Myers Squibb	Common Stock	—	1,706,797
Broadcom Corp	Common Stock	—	42,509
Broadridge Financial Solutions	Common Stock	—	1,716
Broadwind Energy Inc	Common Stock	—	22
Brookfield Asset Mgmt Inc	Common Stock	—	9,163
Brookfield Infrastructure Partners	Common Stock	—	12,454
Brookfield Residential Pptys Inc	Common Stock	—	18
Buckeye Partners LP	Common Stock	—	18,164
Bunge Ltd	Common Stock	—	1,055,161
Burberry Group	Common Stock	—	508,843
Cadence Pharmaceuticals Inc	Common Stock	—	10,634
Calamp Corp	Common Stock	—	156,324
Calgon Carbon Corp	Common Stock	—	1,702
Cambridge Heart Inc	Common Stock	—	15
Camden Ppty Tr Sh Ben Int	Common Stock	—	13,262

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cameron Intl Corp	Common Stock	—	4,404
Canadian Natural Resources Ltd	Common Stock	—	5,774
Canadian Pacific Railway	Common Stock	—	251,872
Canadian Solar Inc	Common Stock	—	51
Capital One	Common Stock	—	1,235,617
Capital One Financial Corp	Common Stock	—	1,647,490
Capitalsource Inc	Common Stock	—	14,766
Capitol Bancorp Ltd	Common Stock	—	37
Capstead Mtg Corp	Common Stock	—	11,470
Capstone Turbine Corp	Common Stock	—	89
Carbonite Inc	Common Stock	—	925
Cardinal Communications Inc	Common Stock	—	—
Cardinal Health Inc	Common Stock	—	1,016,607
Cardinal Health Inc	Common Stock	—	4,808,959
Cardinal Health Inc	Common Stock	—	95,711
Cardium Therapeutics Inc	Common Stock	—	1,026
Carefusion Corp Com	Common Stock	—	28,580
Carmax Inc	Common Stock	—	9,423
Catamaran Corp	Common Stock	—	23,691
Caterpillar Inc	Common Stock	—	210,272
Cbl & Assoc Pptys Inc	Common Stock	—	2,446
Celgene Corp	Common Stock	—	14,046
Cell Therapeutics Inc	Common Stock	—	2,558
Cel-Sci Corp	Common Stock	—	702
Cemex SA	Common Stock	—	945
Cenovus Energy Inc	Common Stock	—	1,811
Central Fund CDA	Common Stock	—	21,030
Centurytel Inc	Common Stock	—	3,364
Ceragon Networks Ltd	Common Stock	—	662
Cereplast Inc	Common Stock	—	129
Cerus Corp	Common Stock	—	4,108
Charles Schwab Corp	Common Stock	—	1,131,577
Charter Comm Inc	Common Stock	—	—
Chesapeake Energy Corporation	Common Stock	—	134,728
Chevron Corp	Common Stock	—	157,174
Chimera Invt Corp	Common Stock	—	13,676
China Automotive Sys Inc	Common Stock	—	3,439
China Biologic Prods Inc	Common Stock	—	4,648
China Energy Svgs Technology Inc	Common Stock	—	—
China New Borun Corp	Common Stock	—	1,078
China Shen Zhou Mng & Res Inc	Common Stock	—	3,220
Chipotle Mexican Grill Inc	Common Stock	—	49,081
Chipotle Mexican Grill Inc	Common Stock	—	1,676,344
Church & Dwight Inc	Common Stock	—	6,918
Churchill Downs Inc	Common Stock	—	7,063
Ciena Corp	Common Stock	—	31
Cisco Systems	Common Stock	—	203,401
Cisco Systems	Common Stock	—	1,851,133
Citadel Broadcasting Corp	Common Stock	—	—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Citigroup Inc	Common Stock	—	2,109,487
Citigroup Inc	Common Stock	—	1,168,031
Citigroup Inc	Common Stock	—	166,082
City Bank Lynnwood Wash	Common Stock	—	20
Clarent Corp	Common Stock	—	—
Clean Energy Fuels Corp	Common Stock	—	52,913
Clean Habors Inc	Common Stock	—	5,501
Cleco Corp	Common Stock	—	120,030
Cliffs Nat Res Inc	Common Stock	—	13,590
Clp Hldgs	Common Stock	—	1,673
Coach Inc	Common Stock	—	1,789,813
Coca Cola Co	Common Stock	—	132,839
Coca Cola Co	Common Stock	—	417,024
Coeur D Alene Mines Corp	Common Stock	—	20,295
Coinstar Inc	Common Stock	—	8,842
Coldwater Creek Inc	Common Stock	—	3,608
Colgate-Palmolive Co	Common Stock	—	5,784
Colonial Bancgroup	Common Stock	—	—
Columbia Laboratories Inc	Common Stock	—	382
Comcast Corp	Common Stock	—	1,044,606
Comcast Corp	Common Stock	—	3,736
Commtouch Software Limited	Common Stock	—	1,290
Companhia Siderurgica Nacional CSN	Common Stock	—	7,520
Compass Minerals Intl Inc	Common Stock	—	8,467
Conagra Foods Inc	Common Stock	—	5,950
Concho Resources	Common Stock	—	1,699,530
Conocophillips	Common Stock	—	148,307
Consolidated Communications Hldgs Inc	Common Stock	—	1,320
Consolidated Edison Hldg Co Inc	Common Stock	—	69,515
Constellation Energy Partners Llc	Common Stock	—	7,080
Corning Inc	Common Stock	—	8,051
Cortex Pharmaceuticals Inc	Common Stock	—	199
Costco Wholesale Corp	Common Stock	—	10,083
Costco Wholesale Corp	Common Stock	—	2,969,296
Covidien Plc	Common Stock	—	1,168,846
Covidien Plc	Common Stock	—	1,270
Cpfl Energia Sa	Common Stock	—	4,192
Credit Suisse	Common Stock	—	7,254
Cree Inc	Common Stock	—	88,348
Crocs Inc	Common Stock	—	20,448
Cross Timbers Royalty Trust	Common Stock	—	404
Crown Castle Intl	Common Stock	—	1,563,221
Cubist Pharmaceuticals Inc	Common Stock	—	2,103
Cui Global Inc	Common Stock	—	88
Cummins Inc	Common Stock	—	1,021,784
Cummins Inc	Common Stock	—	22,910
CVR Partners LP	Common Stock	—	12,620
CVS Caremark Corp	Common Stock	—	1,079,025
CVS Corp Del	Common Stock	—	31,036

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cyber-Care Inc	Common Stock	—	—
Cyberonics Inc	Common Stock	—	2,311
Cyclacel Pharmaceuticals Inc	Common Stock	—	861
Cytori Therapeutics Inc	Common Stock	—	2,100
Cytosorbents Corp	Common Stock	—	975
Cytrx Corp	Common Stock	—	10,292
Dan River Inc	Common Stock	—	—
Darling Intl Inc	Common Stock	—	3,208
Daulton Cap Corp	Common Stock	—	35
Daystar Technologies Inc	Common Stock	—	3
Decisionpoint Sys	Common Stock	—	8
Deckers Outdoor	Common Stock	—	18,122
Deere & Co	Common Stock	—	75,723
Delcath Systems Inc	Common Stock	—	1,689
Dell Inc	Common Stock	—	18,030
Denbury Res Inc	Common Stock	—	29,792
Dendreon Corp	Common Stock	—	78,742
Derma Sciences Inc	Common Stock	—	2,222
Devon Energy Corp	Common Stock	—	1,043,182
Devon Energy Corp	Common Stock	—	17,433
Devry Inc	Common Stock	—	11,865
Diamond Offshore Drilling Inc	Common Stock	—	1,019
Diana Containerships Inc	Common Stock	—	42
Diana Shipping Inc	Common Stock	—	1,676
Digerati Technologies Inc	Common Stock	—	28
Digital Angel Corp	Common Stock	—	639
Discover Finl Svcs	Common Stock	—	22,745
Discovery Laboratories Inc	Common Stock	—	80
Disney Walt Co	Common Stock	—	103,912
Divine Inc	Common Stock	—	—
Dolby Laboratories Inc	Common Stock	—	4,400
Dollar General Corp	Common Stock	—	6,790
Dominion Resources Inc	Common Stock	—	37,051
Doral Finl Corp	Common Stock	—	36
Dow Chemical Co	Common Stock	—	43,700
Downey Finl Corp	Common Stock	—	—
Dryships Inc	Common Stock	—	8,962
Du Pont	Common Stock	—	1,065,764
Du Pont	Common Stock	—	12,009
Duke Energy Corp	Common Stock	—	136,474
Duke Realty Corp	Common Stock	—	61,722
Duma Energy Corp	Common Stock	—	816
Dunkin Brands Group	Common Stock	—	1,477,940
Dunkin Brands Group	Common Stock	—	5,043
Dynamic Materials Corp	Common Stock	—	22,893
Dynegy Inc	Common Stock	—	4
EMC Corp	Common Stock	—	25,047
E Trade Finl Corp	Common Stock	—	6,641
Eagle Bulk Shipping Inc	Common Stock	—	38

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Eastman Kodak Co	Common Stock	—	10,127
Eaton Corp Plc	Common Stock	—	16,254
Eb2B Commerce Inc	Common Stock	—	—
Ebay Inc	Common Stock	—	13,463
Ebay Inc	Common Stock	—	1,529,720
Ecolocap Solutions Inc	Common Stock	—	3
E-Commerce China Dangdang Inc	Common Stock	—	4,565
Edap Tms S.A.	Common Stock	—	67,320
Edwards Lifesciences Corp	Common Stock	—	19,529,718
Edwards Lifesciences Corp	Common Stock	—	659,954
Elan Corp Plc Adr	Common Stock	—	7,351
Eldorado Gold Corp	Common Stock	—	38,640
Eline Entertainment Group Inc	Common Stock	—	—
EMC Corp	Common Stock	—	2,844,707
Emcore Corp Com	Common Stock	—	4
Emergent Biosolutions Inc	Common Stock	—	4,812
Emerson Electric Co	Common Stock	—	7,229
Emulex Corp Com	Common Stock	—	840
Enbridge Energy Partners	Common Stock	—	2,790
Enbridge Inc	Common Stock	—	4,332
Encana Corp	Common Stock	—	736,598
Encana Corp	Common Stock	—	15,913
Endologix Inc	Common Stock	—	5,696
Energy Conversion Devices Inc	Common Stock	—	—
Energy Transfer Partners	Common Stock	—	55,144
Energysolutions Inc	Common Stock	—	312
Engility Hldgs Inc	Common Stock	—	116
Enron Corp	Common Stock	—	—
Ensco Plc	Common Stock	—	8,892
Enterprise Products	Common Stock	—	77,956
Entravision Communications Corp	Common Stock	—	249
Entremed Inc Com	Common Stock	—	51
EOG Resources Inc	Common Stock	—	1,232,015
Epix Pharmaceuticals Inc	Common Stock	—	—
Escrow CDC Liquidating Trust	Common Stock	—	—
Estee Lauder Companies	Common Stock	—	2,230,765
Evergreen Solar Inc	Common Stock	—	—
Evolving Sys Inc	Common Stock	—	11,920
Exelixis Inc	Common Stock	—	15,387
Exelon Corp	Common Stock	—	36,601
Exeter Resource Corp	Common Stock	—	4,840
Expedia Inc	Common Stock	—	1,905
Expeditors Intl	Common Stock	—	12,038
Express Scripts Hldg Co	Common Stock	—	5,400
Express Scripts Inc	Common Stock	—	2,196,938
Exxon Mobil Corp	Common Stock	—	75,330
Exxon Mobil Corp	Common Stock	—	1,995,633
Facebook Inc	Common Stock	—	1,543,788
Facebook Inc	Common Stock	—	161,956

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fairpoint Communications Inc	Common Stock	—	—
Family Dollar Stores Inc	Common Stock	—	743,251
Family Dollar Stores Inc	Common Stock	—	3,350
Fastenal Co	Common Stock	—	6,998
Federal Natl Mtg Assn	Common Stock	—	5,701
Finisar Corp Com New	Common Stock	—	4,073
First American Financial Corp	Common Stock	—	1,205
First China Pharmaceutical Group Inc	Common Stock	—	2,640
First Majestic Silver Corp	Common Stock	—	34,929
First Physicians Cap Group Inc	Common Stock	—	—
First Solar Inc	Common Stock	—	26,690
Flagstar Bancorp Inc	Common Stock	—	7,760
Flexsteel Inds Inc	Common Stock	—	4,290
Flextronics International	Common Stock	—	6,210
Flextronics Ltd	Common Stock	—	1,082,952
Fluor Corp	Common Stock	—	14,913
Focus Gold Corp	Common Stock	—	10
Food Technology Svc Inc	Common Stock	—	2,505
Ford Motor Co	Common Stock	—	212,049
Ford Motor Co	Common Stock	—	630,440
Fortress Invt Group Llc	Common Stock	—	2,195
Forward Inds	Common Stock	—	148
Fossil Inc	Common Stock	—	1,862
Foster Wheeler Ag	Common Stock	—	17,024
France Telecom	Common Stock	—	11,050
Franklin Res Inc	Common Stock	—	33,914
Freddie Mac	Common Stock	—	5,237
Freeport Mcmoran Copper & Gold Inc.	Common Stock	—	116,349
Fresenius Kabi Pharmaceuticals Hldg	Common Stock	—	—
Frontier Communications Corp	Common Stock	—	6,101
Fuel Sys Solutions Inc	Common Stock	—	1,839
Fuel Tech Inc	Common Stock	—	328
Fusion-Io	Common Stock	—	229
Futuremedia Plc	Common Stock	—	—
Fx Energy Inc	Common Stock	—	575
Gas Nat Inc	Common Stock	—	2,799
Geeknet Inc	Common Stock	—	3,590
Generac Hldgs Inc	Common Stock	—	3,431
General Dynamics Corp	Common Stock	—	10,436
General Electric Co	Common Stock	—	1,084,029
General Electric Co	Common Stock	—	336,418
General Electric Co	Common Stock	—	1,760,770
General Mills Inc	Common Stock	—	65,504
General Steel Hldgs Inc	Common Stock	—	891
Generex Biotechnology Corp	Common Stock	—	163
Genetic Technologies Ltd	Common Stock	—	22
Geopharma Inc	Common Stock	—	3
Geron Corp	Common Stock	—	1,410
Gevo Inc	Common Stock	—	10,683

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Giant Interactive Group Inc	Common Stock	—	1,976
Gilead Sciences	Common Stock	—	507,711
Gilead Sciences	Common Stock	—	1,597,186
Gilead Sciences	Common Stock	—	37,827
GMX Res Inc	Common Stock	—	100
Gold Amern Mng Corp	Common Stock	—	50
Gold Fields Ltd	Common Stock	—	4,996
Goldcorp Inc	Common Stock	—	3,686
Goldman Sachs Group Inc	Common Stock	—	2,178,647
Goldman Sachs Group Inc	Common Stock	—	74,552
Goodyear Tire & Rubber Co	Common Stock	—	4,764
Google Inc	Common Stock	—	1,155,802
Google Inc	Common Stock	—	5,032,993
Google Inc	Common Stock	—	118,840
GPO Aeroportuario Del Sureste Sab	Common Stock	—	2,394
Grace W R & Co	Common Stock	—	20,169
Grand Pacaraima Gold Corp	Common Stock	—	2
Graphic Packaging Hldg Co	Common Stock	—	1,292
Great Basin Gold	Common Stock	—	420
Great Panther Silver Limited	Common Stock	—	7,650
Green Earth Technologies Inc	Common Stock	—	3,900
Green Mtn Coffee Roasters Inc	Common Stock	—	24,391
Greenhunter Energy	Common Stock	—	—
Groupon Inc	Common Stock	—	292
Gsi Technology Inc	Common Stock	—	3,135
Guess? Inc	Common Stock	—	883
Guggenheim	Common Stock	—	14,116
Halliburton Co	Common Stock	—	1,162,976
Halliburton Co	Common Stock	—	18,573
Halozyme Therapeutics Inc	Common Stock	—	134,529
Hansen Med Inc	Common Stock	—	11,960
Hanwha Solarone Company Ltd	Common Stock	—	10
Harley Davidson Inc	Common Stock	—	4,883
Hartford Finl Svcs Group	Common Stock	—	2,963
Hasbro Inc	Common Stock	—	4,859
Hatteras Finl Corp	Common Stock	—	5,113
HCA Hldgs Inc	Common Stock	—	15,085
HCP Inc	Common Stock	—	20,056
Headwaters Inc	Common Stock	—	10,700
Health Care Reit Inc	Common Stock	—	6,129
Healthwarehouse.Com	Common Stock	—	106
Heckmann Corp	Common Stock	—	27,001
Hecla Mining Co	Common Stock	—	5,830
Helix Energy Solutions Group Inc	Common Stock	—	4,128
Hellenic Telecomm Org	Common Stock	—	296
Hemisperix Bioprarma Inc	Common Stock	—	226
Henry Jack & Associates Inc	Common Stock	—	7,302
Herbalife Ltd	Common Stock	—	7,313
Hercules Offshore Inc	Common Stock	—	25,297

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Hermes International	Common Stock	—	3,580
Hewlett-Packard Co	Common Stock	—	20,020
Hillenbrand Inc	Common Stock	—	12,820
Hollyfrontier Corporation	Common Stock	—	13,965
Hologic Inc	Common Stock	—	2,001
Home Depot Inc	Common Stock	—	149,059
Home Solutions Amer Inc	Common Stock	—	—
Honeywell International Inc	Common Stock	—	2,083,948
Honeywell International Inc	Common Stock	—	19,041
Horizon Lines Inc	Common Stock	—	60
Hospira Inc	Common Stock	—	312
Houston Amern Energy Corp	Common Stock	—	10,340
Hovnanian Enterprise Inc	Common Stock	—	27,132
Howard Hughes Corp	Common Stock	—	1,899
HSBC Holdings Plc	Common Stock	—	33,024
HSN Inc	Common Stock	—	661
Hugoton Rty Tr Tex	Common Stock	—	8,906
Huntington Bancshares Inc	Common Stock	—	4,359
Hydrogenics Corporation	Common Stock	—	487
Hyperdynamics Corp	Common Stock	—	5,681
Iac / Interactivecrp	Common Stock	—	1,465
IBM	Common Stock	—	2,486,013
ICG Group Inc	Common Stock	—	857
Idearc Inc	Common Stock	—	—
Igo Inc Com	Common Stock	—	14
Illinois Tool Works	Common Stock	—	3,864
Illumina Inc	Common Stock	—	5,559
Illumina Inc	Common Stock	—	275,512
Imaging3 Inc	Common Stock	—	1,352
Imation Corp	Common Stock	—	467
Imax Corp	Common Stock	—	4,496
Immunogen Inc	Common Stock	—	6,375
Immunomedics Inc	Common Stock	—	2,920
Incyte Genomics Inc	Common Stock	—	48,086
Indevus Pharmaceuticals Inc	Common Stock	—	—
Inditex Unspon	Common Stock	—	3,037,975
Indymac Bancorp Inc	Common Stock	—	—
Infinera Corp	Common Stock	—	25,512
Infosys Technologies Limited	Common Stock	—	2,115
Ingles Mkts Inc	Common Stock	—	21,782
Ingles Mkts Inc	Common Stock	—	8,195
Inplay Technologies Inc	Common Stock	—	—
Insmed Incorporated	Common Stock	—	1,659
Insys Therapeutics Inc	Common Stock	—	248
Intel Corp	Common Stock	—	124,730
Intermune Inc	Common Stock	—	22,578
Interoil Corp	Common Stock	—	21,101
Interval Leisure Group Inc	Common Stock	—	233
Intl Business Machine	Common Stock	—	61,577

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Intl Fuel Tech Inc	Common Stock	—	473
Intl Speedway	Common Stock	—	15,013
Intuit	Common Stock	—	1,369,282
Intuitive Surgical Inc	Common Stock	—	2,452
Invensense Inc	Common Stock	—	6,699
Invesco Ltd	Common Stock	—	1,120,702
Invesco Van Kampen	Common Stock	—	20,953
Invivo Therapeutics Hldgs Corp	Common Stock	—	1,740
Invo Bioscience Inc	Common Stock	—	12
IPG Photonics Corp	Common Stock	—	23,794
Ironwood Gold Corp	Common Stock	—	642
Isc8 Inc	Common Stock	—	60
Isoray Inc	Common Stock	—	780
Ivanhoe Energy	Common Stock	—	4,089
Ja Solar Holdings Co	Common Stock	—	1,601
Jabil Circuit Inc	Common Stock	—	9,697
James Riv Coal Co	Common Stock	—	6,420
JDS Uniphase Corp	Common Stock	—	2,525
Jensen Portfolio, Inc.	Common Stock	—	71,410
Jetblue Awys Corp	Common Stock	—	12,298
John Bean Technologies Corp	Common Stock	—	404
Johnson & Johnson	Common Stock	—	140,096
Johnson & Johnson	Common Stock	—	2,017,824
Johnson Controls Inc	Common Stock	—	1,385,420
Johnson Controls Inc	Common Stock	—	11,533
Joy Global Inc	Common Stock	—	4,784
JP Morgan Chase & Co	Common Stock	—	7,692
JP Morgan Chase & Co	Common Stock	—	45,354
JP Morgan Chase & Co	Common Stock	—	1,843,151
Juniper Networks Inc	Common Stock	—	33,439
K V Pharmaceutical Co	Common Stock	—	37
Kansas City Southern	Common Stock	—	701,765
KB Home	Common Stock	—	28,523
Keegan Res Inc	Common Stock	—	19,800
Keryx Biopharmaceuticals Inc	Common Stock	—	13,703
Keycorp New	Common Stock	—	8,420
Kilroy Realty Corp	Common Stock	—	3,112
Kimberly Clark Corp	Common Stock	—	33,772
Kinder Morgan Energy Partners	Common Stock	—	231,453
Kinder Morgan Mgmt Llc	Common Stock	—	14,232
Kinross Gold Corp	Common Stock	—	19,440
KMA Global Solutions Intl Inc	Common Stock	—	42
Knightsbridge Tank	Common Stock	—	5,093
Kobex Minerals Inc	Common Stock	—	485
Kodiak Oil & Gas Corp	Common Stock	—	8,850
Kohl’s Corp	Common Stock	—	49,740
Kraft Foods Group Inc	Common Stock	—	38,149
Krispy Kreme Doughnuts Inc	Common Stock	—	9,380
Kronos Worldwide Inc	Common Stock	—	81

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
L-3 Communications Hldgs Inc	Common Stock	—	2,828
Laboratory Corp of America Hldgs	Common Stock	—	17,324
Las Vegas Sands Corp	Common Stock	—	9,952
LDK Solar Co Ltd	Common Stock	—	1,106
Leap Wireless Intl Inc	Common Stock	—
Legacy Resvs LP	Common Stock	—	2,380
Lehman Brothers Holdings Inc	Common Stock	—	—
Lender Processing Svcs Inc	Common Stock	—	4,924
Lennox Intl Inc	Common Stock	—	13,130
Level 3 Communications Inc	Common Stock	—	7,696
Life Technologies Corp	Common Stock	—	1,080,777
Life Technologies Corp	Common Stock	—	4,903
Lifeline Biotechnologies Inc	Common Stock	—	—
Lilly Eli & Co	Common Stock	—	2,959
Limelight Networks Inc	Common Stock	—	1,110
Linkedin Corp	Common Stock	—	2,107,772
Linn Co	Common Stock	—	4,715
Linn Energy Llc	Common Stock	—	107,515
Linux Gold Corp	Common Stock	—	95
Lithium Expl Group Inc	Common Stock	—	2,144
Live Nation Entertainment Inc	Common Stock	—	158
Lloyds Banking Group	Common Stock	—	6,400
Lone Pine Resources Inc	Common Stock	—	1,230
Loral Space & Communications Ltd	Common Stock	—	—
Lowes	Common Stock	—	375,304
Lowes	Common Stock	—	38,840
Lowes	Common Stock	—	817,251
LPBP Inc	Common Stock	—	—
LSI Logic Corp	Common Stock	—	643
Lululemon Athletica	Common Stock	—	1,768,368
Lumber Liquidators Hldgs Inc	Common Stock	—	17,751
Lynas Corporation NPV	Common Stock	—	298
Lyondellbasell Industries NV Com	Common Stock	—	28,545
M 2003 Plc	Common Stock	—	—
M D U Res Group Inc	Common Stock	—	2,174
Macquarie Infrastructure Co	Common Stock	—	22,780
Macys Inc	Common Stock	—	19,510
Mahanagar Tel Nigam Ltd	Common Stock	—	179
Main Str Cap Corp	Common Stock	—	40,375
Mako Surgical Corp	Common Stock	—	2,570
Mandalay Digital Group Inc	Common Stock	—	20
Manhattan Scientific Inc	Common Stock	—	4,272
Manitowoc Inc	Common Stock	—	2,979
Mannkind Corp	Common Stock	—	24,255
Marathon Oil Corp	Common Stock	—	53,287
Marathon Oil Corp	Common Stock	—	1,033,926
Marathon Petroleum Corp	Common Stock	—	45,328
Markel Corp Hldg Co	Common Stock	—	36,407
Marsh & Mclennan Cos	Common Stock	—	1,014,342

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Marvell Tech Group	Common Stock	—	3,680
Mastercard Inc	Common Stock	—	39,302
Mastercard Inc	Common Stock	—	4,699,915
McDonalds Corp	Common Stock	—	905,895
McDonalds Corp	Common Stock	—	48,299
McKesson Corp	Common Stock	—	1,359,589
Medclean Technologies Inc	Common Stock	—	—
Medicines Co	Common Stock	—	11,985
Medivation Inc	Common Stock	—	1,739
Medtronic Inc	Common Stock	—	9,310
Meetme Inc	Common Stock	—	17,450
Mellanox Technologies Ltd	Common Stock	—	11,876
Mercadolibre Inc	Common Stock	—	2,362
Merck & Co Inc	Common Stock	—	90,962
Meru Networks	Common Stock	—	1,590
Metabolix Inc	Common Stock	—	740
Metlife Inc	Common Stock	—	460,264
Metlife Inc	Common Stock	—	3,697
Mgic Invst Corp	Common Stock	—	670
MGM Mirage	Common Stock	—	12,455
Michael Kors Holdings Ltd	Common Stock	—	5,103
Micro Imaging Technology Inc	Common Stock	—	60
Microsoft Corp	Common Stock	—	80,924
Microsoft Corp	Common Stock	—	682,317
Microsoft Corp	Common Stock	—	1,137,635
Microvision Inc	Common Stock	—	4,775
Miller Herman Inc	Common Stock	—	2,146
Mindspeed Technologies Inc	Common Stock	—	28
Mirant Corp	Common Stock	—	—
Miravant Medical Technology	Common Stock	—	—
Mitek Sys Inc	Common Stock	—	3,210
Modern Energy Corp	Common Stock	—	—
Molecular Insight Pharmaceuticals Inc	Common Stock	—	—
Molycorp Inc	Common Stock	—	15,293
Momenta Pharmaceuticals Inc	Common Stock	—	2,334
Mondelez International	Common Stock	—	1,316,153
Mondelez International	Common Stock	—	47,749
Monsanto Co	Common Stock	—	1,560,860
Monsanto Co	Common Stock	—	3,069,566
Monsanto Co	Common Stock	—	14,155
Monster Beverage Corp	Common Stock	—	2,536
Morgan Stanley	Common Stock	—	1,506,857
Morgan Stanley Dean Witter & Co	Common Stock	—	7,648
Mosaic Co	Common Stock	—	55,921
Mosaic Co	Common Stock	—	3,425
Motorola Solutions Inc	Common Stock	—	3,953
Motricity Inc	Common Stock	—	21
Multiband Corp	Common Stock	—	330
Nanogen Inc	Common Stock	—	8

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Nanosphere Inc	Common Stock	—	216
National Bank of Greece	Common Stock	—	716
National Grid	Common Stock	—	11,488
National Oilwell	Common Stock	—	617,570
Navidea Biopharmaceuticals Inc	Common Stock	—	4,953
Navios Maritime Holdings Inc	Common Stock	—	20,412
Navios Maritime Partners	Common Stock	—	6,140
Neon Communications Inc	Common Stock	—	—
Neostem Inc	Common Stock	—	25,419
Nestle S A	Common Stock	—	6,511
Netapp Inc	Common Stock	—	2,684
Netgear Inc	Common Stock	—	3,943
Netlist Inc	Common Stock	—	740
Neutral Tandem Inc	Common Stock	—	1,568
New Centy Finl Corp	Common Stock	—	—
New Gold Inc	Common Stock	—	1,302
New Ireland	Common Stock	—	6,445
Newcastle Invt Corp	Common Stock	—	36,456
Newfield Exploration Co	Common Stock	—	18,746
Newmont Mining	Common Stock	—	518,200
Newmont Mining	Common Stock	—	46,808
Nextera Energy Inc	Common Stock	—	36,971
Nike Inc	Common Stock	—	2,981,612
Nike Inc	Common Stock	—	16,759
Nokia Corp	Common Stock	—	16,020
Noranda Alum Hldg Corp	Common Stock	—	12,226
Nordic American Tanker Shipping Ltd	Common Stock	—	26,250
Nortel Networks Corp	Common Stock	—	—
North American Palladium	Common Stock	—	2,600
Northern Oil & Gas Inc	Common Stock	—	7,653
Northfield Laboratories Inc	Common Stock	—	—
Northstar Rlty Fin Corp	Common Stock	—	8,683
Novartis AG	Common Stock	—	1,112,629
Novartis AG	Common Stock	—	1,959,603
Novartis AG	Common Stock	—	41,430
Novatel Wireless Inc	Common Stock	—	1,596
Novavax Inc	Common Stock	—	1,512
Novelos Therapeutics Inc	Common Stock	—	39
Novo Nordisk	Common Stock	—	14,476
Novo Nordisk	Common Stock	—	2,250,522
NPS Pharmaceuticals Inc	Common Stock	—	18,200
NRG Energy Inc	Common Stock	—	8,828
Nucor Corp	Common Stock	—	23,149
Nuveen Diversified Commodity	Common Stock	—	4,273
Nvidia Corp	Common Stock	—	23,301
Nxstage Med Inc	Common Stock	—	4,331
O Reilly Automotive Inc	Common Stock	—	7,869
Occidental Petroleum Corp	Common Stock	—	2,735
Occidental Petroleum Corp	Common Stock	—	764,071

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ocean Rig Udw Inc	Common Stock	—	717
Oclaro Inc	Common Stock	—	425
Oilsands Quest Inc	Common Stock	—	7
Olin Corp	Common Stock	—	2,438
Omega Navigation Enterprises Inc	Common Stock	—	80
Oncogenex Pharmaceuticals Inc	Common Stock	—	223
Oncolytics Biotech Inc	Common Stock	—	608,776
Oneok Partners LP	Common Stock	—	8,099
Optigenex Inc	Common Stock	—	5
Oracle Corp.	Common Stock	—	44,674
Orchard Supply Hardware Stores Corp	Common Stock	—	67
Orexigen Therapeutics Inc	Common Stock	—	18,375
Origin Agritech Limited	Common Stock	—	4,170
Osiris Therapeutics Inc	Common Stock	—	13,470
Otelco Inc	Common Stock	—	2,740
Owens Corning	Common Stock	—	36,990
Owens Illinois Inc	Common Stock	—	613,306
Owens Illinois Inc	Common Stock	—	842,245
Oxford Resource Partners LP	Common Stock	—	2,287
Oxigene Inc	Common Stock	—	43
Pace Oil & Gas Ltd	Common Stock	—	261
Pacific Ethanol Inc	Common Stock	—	1,589
Palatin Technologies Inc	Common Stock	—	30
Pan American Silver Corp	Common Stock	—	10,329
Panacos Pharmaceuticals Inc	Common Stock	—	1
Pandora Media Inc	Common Stock	—	5,508
Panera Bread Co	Common Stock	—	696,530
Patriot Coal Corp	Common Stock	—	412
Patterson-Uti Energy Inc	Common Stock	—	11,178
Pay Chest Inc	Common Stock	—	—
Paychex Inc	Common Stock	—	20,499
PDI Inc	Common Stock	—	760
PDL Biopharma Inc	Common Stock	—	10,560
Peabody Energy Corp	Common Stock	—	2,661
Pembina Pipeline Corporation	Common Stock	—	112
Penn West Petroleum Ltd	Common Stock	—	5,688
Pennymac Mortgage Investment	Common Stock	—	33,979
Penson Worldwide Inc	Common Stock	—	1,013
Pentair Ltd	Common Stock	—	246
Pepco Hldgs Inc	Common Stock	—	58,359
Pepsico Inc	Common Stock	—	51,545
Permian Basin Rty Tr	Common Stock	—	4,291
Perrigo Co	Common Stock	—	1,006,418
Pershing Gold Corp	Common Stock	—	4,591
Petmedexpress Inc	Common Stock	—	1,320
Petrochina Co Ltd	Common Stock	—	1,725
Petroleo Brasileiro SA Petrobras	Common Stock	—	15,797
Petsmart Inc	Common Stock	—	4,784
Pfizer Inc	Common Stock	—	142,862

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Pfizer Inc	Common Stock	—	1,020,355
Pfizer Inc	Common Stock	—	2,406,008
Pharmacyclics Inc	Common Stock	—	8,667
Pharmos Corp	Common Stock	—	1
Philip Morris Intl Inc	Common Stock	—	129,828
Phillips 66	Common Stock	—	65,825
Pilgrims Pride Corp	Common Stock	—	38,191
Pilot Gold Inc Com	Common Stock	—	4,813
Pioneer Energy Svcs Corp	Common Stock	—	726
Pitney Bowes Inc	Common Stock	—	7,448
Platinum Studios Inc	Common Stock	—	—
Plum Creek Timber Co Inc	Common Stock	—	13,311
Pluristem Therapeutics Inc	Common Stock	—	1,423
PMC-Sierra Inc	Common Stock	—	3,647
PMI Group Inc	Common Stock	—	136
Polymedix Inc	Common Stock	—	1,700
Polymet Mining Corp	Common Stock	—	15,144
Pop3 Media Corp	Common Stock	—	—
Portfolio Recovery Assocs Inc	Common Stock	—	3,313
Positiveid Corp	Common Stock	—	190
Potash Corp Sask Inc	Common Stock	—	227,024
Power 3 Med Prods Inc	Common Stock	—	—
Powerwave Technologies Inc	Common Stock	—	31
PPG Industries	Common Stock	—	54,140
Prana Biotechnology Ltd	Common Stock	—	12,100
Praxair Inc	Common Stock	—	3,047
Precision Castparts Corp	Common Stock	—	2,273
Precision Castparts Corp	Common Stock	—	3,621,993
Priceline.com Inc	Common Stock	—	1,929,820
Pricesmart Inc	Common Stock	—	1,164
Primerica Inc	Common Stock	—	3,301
Primero Mining Corp	Common Stock	—	3,235
Pristine Solutions Inc	Common Stock	—	75
Procter & Gamble Co	Common Stock	—	115,229
Procter & Gamble Co	Common Stock	—	891,629
Prologis Inc	Common Stock	—	369
Prospect Energy Corp	Common Stock	—	51,745
Prothena Corp Plc	Common Stock	—	125
Proxim Wireless Corp	Common Stock	—	44
Prudential Finl Inc	Common Stock	—	13,333
Qihoo 360 Technology Co	Common Stock	—	4,454
QR Energy LP	Common Stock	—	16,999
Qualcomm Inc	Common Stock	—	43,979
Qualcomm Inc	Common Stock	—	1,215,863
Quality Systems	Common Stock	—	23,930
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	—	715
Quest Diagnostics Inc	Common Stock	—	14,568
Rackspace Hosting	Common Stock	—	1,250,812
Radian Group Inc	Common Stock	—	3,115

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Radient Pharmaceuticals Corp	Common Stock	—	—
Ralph Lauren Corp	Common Stock	—	2,154,906
Rambus Inc	Common Stock	—	4,870
Ramp Corp	Common Stock	—	—
Randgold Res Ltd	Common Stock	—	4,961
Ranger Equity Bear	Common Stock	—	7,543
Rayonier Inc	Common Stock	—	20,214
Raystream Inc	Common Stock	—	—
Raytheon Co	Common Stock	—	2,920
Realty Income Corp (Maryland)	Common Stock	—	8,093
Red Hat Inc	Common Stock	—	1,888,540
Regions Finl Corp	Common Stock	—	3,804
Reliance Steel and Aluminum Co	Common Stock	—	6,210
Rentech Nitrogen Partners	Common Stock	—	10,570
Repligen Corp	Common Stock	—	2,198
Republic Service Enterprise	Common Stock	—	935,495
Research In Motion Ltd	Common Stock	—	14,007
Resource Cap Corp	Common Stock	—	118,202
Retail Opportunity Invts Corp	Common Stock	—	7,955
Reynolds Amern Inc	Common Stock	—	56,052
Ricebran Technologies	Common Stock	—	1,134
Rio Tinto Plc	Common Stock	—	3,023
Rock-Tenn Co	Common Stock	—	10,487
Rockwell Automation Inc	Common Stock	—	33,596
Roper Industries	Common Stock	—	947,052
Rosetta Stone Inc	Common Stock	—	1,234
Royal Bk Scotland Group Plc	Common Stock	—	540
Royal Dutch Shell	Common Stock	—	6,895
Royal Gold Inc	Common Stock	—	16,272
Rubicon Minerals Corp	Common Stock	—	47,175
Salesforce.com Inc	Common Stock	—	2,571,259
Samson Oil & Gas Ltd	Common Stock	—	770
San Gold Corporation	Common Stock	—	555
San Juan Basin	Common Stock	—	6,454
Sandisk Corp	Common Stock	—	17,400
Sandridge Energy Inc	Common Stock	—	40,621
Sanmina Corp	Common Stock	—	2,214
Sanofi	Common Stock	—	10,177
Sanofi	Common Stock	—	1,127,558
Santarus Inc	Common Stock	—	5,490
SAP AG	Common Stock	—	8,038
Sarepta Therapeutics Inc	Common Stock	—	133,515
Satcon Technology Corp	Common Stock	—	5
Savient Pharmaceuticals Inc	Common Stock	—	1,050
Schlumberger Ltd	Common Stock	—	1,304,470
Schlumberger Ltd	Common Stock	—	70,759
Sciclone Pharmaceutical Inc	Common Stock	—	1,509
Seadrill Ltd	Common Stock	—	41,904
Seagate Technology Plc	Common Stock	—	31,162

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Sears Canada Inc	Common Stock	—	858
	Sears Hldgs Corp	Common Stock	—	8,272
	Seattle Genetics Inc	Common Stock	—	2,317
	Sector Spdr Tr	Common Stock	—	7,030
	Sequenom Inc	Common Stock	—	7,065
	Ship Finance International Limited	Common Stock	—	473
	Shire Plc	Common Stock	—	2,417,184
	Silicon Image Inc	Common Stock	—	1,488
	Silver Wheaton Corp	Common Stock	—	41,652
	Silvercorp Metals Inc	Common Stock	—	35,840
	Sirius Xm Radio Inc	Common Stock	—	262,669
	Skyworks Solutions Inc	Common Stock	—	1,726
	SMF Energy Corp	Common Stock	—	580
	Smith & Wesson Hldg Corp	Common Stock	—	4,220
	Smurfit Stone Container	Common Stock	—	—
	Socket Mobile Inc	Common Stock	—	22,482
	Solar Cap Ltd	Common Stock	—	10,637
	Sonic Corp	Common Stock	—	10,410
	Sony Corp	Common Stock	—	34
	Sothebys Hldgs Inc	Common Stock	—	1,345
	Southern Co	Common Stock	—	228,625
	Southern Copper Corp	Common Stock	—	44,405
	Southwest Airlines Co	Common Stock	—	973,762
	Southwest Airlines Co	Common Stock	—	8,204
	Southwestern Energy Co	Common Stock	—	842,935
	Spectra Energy Corp	Common Stock	—	41,333
	Spectranetics Corp	Common Stock	—	34,266
	Spirit Aerosystems Hldgs Inc	Common Stock	—	1,273
	Splunk Inc	Common Stock	—	638,497
	Spongetech Delivery Sys Inc	Common Stock	—	—
	Sports Concepts Inc Com	Common Stock	—	—
	Sprint Corp	Common Stock	—	58,259
	Sprott Physical Silver	Common Stock	—	49,135
	St Jude Medical Inc	Common Stock	—	7,501
	ST Microelectronics	Common Stock	—	4,401
	Standard Pkg Corp	Common Stock	—	6,597
	Standex Intl Corp	Common Stock	—	5,129
	Stanley Black & Decker	Common Stock	—	982,437
	Star Bulk Carriers Corp	Common Stock	—	99
	Star Scientific Inc	Common Stock	—	3,216
	Starbucks Corp	Common Stock	—	5,363
*	State Street Corp	Common Stock	—	12,031
*	State Street Corp	Common Stock	—	1,234,806
	Statoil Asa	Common Stock	—	7,854
	Steelcase Inc	Common Stock	—	6,370
	Stem Cell Innovations Inc	Common Stock	—	—
	Stemcells Inc	Common Stock	—	16,512
	Sterlite Inds	Common Stock	—	620
	Stevia Corp	Common Stock	—	78

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Stryker Corp	Common Stock	—	1,754
Sturm Ruger & Co Inc	Common Stock	—	12,896
Sulphco Inc	Common Stock	—	6
Suncor Energy	Common Stock	—	2,233
Sunesis Pharmaceuticals Inc	Common Stock	—	6,997
Suntech Pwr Hldgs Co	Common Stock	—	1,951
Suntrust Banks Inc	Common Stock	—	6,419
Surebeam Corp	Common Stock	—	—
Syntax Brillian Corp	Common Stock	—	—
Sysco Corp	Common Stock	—	606,512
Sysco Corp	Common Stock	—	5,643
Taiwan Semiconductor Manufacturing	Common Stock	—	6,898
Talon Therapeutics Inc	Common Stock	—	7,999
Tangoe Inc Com	Common Stock	—	11,870
Target Corp	Common Stock	—	5,917
Taseko Mines Ltd	Common Stock	—	48,267
Taser International Inc	Common Stock	—	21,456
Tata Mtrs Ltd	Common Stock	—	21,408
Te Connectivity Ltd	Common Stock	—	817
Teck Cominco Ltd	Common Stock	—	7,292
Templeton Global	Common Stock	—	1,888
Tencent Holdings Ltd	Common Stock	—	696,698
Tenet Healthcare Corp	Common Stock	—	8,118
Teradata Corp	Common Stock	—	671,714
Terex Corp	Common Stock	—	2,108
Terra Inventions Corp	Common Stock	—	3
Tesco	Common Stock	—	28,674
Tesla Motors Inc	Common Stock	—	3,387
Tesoro Pete Corp	Common Stock	—	1,410
Teva Pharmaceutical Inds Ltd	Common Stock	—	47,004
Texas Instruments Inc	Common Stock	—	1,222,101
Texas Instruments Inc	Common Stock	—	2,193,671
TG Therapeutics Inc	Common Stock	—	4
The Wendys Company	Common Stock	—	7,445
Theragenics Corp	Common Stock	—	1,590
Thermo Fisher Scientific	Common Stock	—	913,228
Thomas Pptys Group Inc	Common Stock	—	4,439
Thompson Creek Metals Co Inc	Common Stock	—	2,386
Thornburg Mtg Inc	Common Stock	—	—
Threshold Pharmaceuticals Inc	Common Stock	—	211
Tibco Software Inc	Common Stock	—	1,099
Tiffany & Co	Common Stock	—	8,644
Time Warner Cable Inc	Common Stock	—	3,790
Time Warner Inc	Common Stock	—	840,712
Time Warner Inc	Common Stock	—	2,637,851
Time Warner Inc	Common Stock	—	7,557
Titan Iron Ore Corp	Common Stock	—	4,576
Titan Medical Inc	Common Stock	—	23,778
TJX Companies	Common Stock	—	2,474,651

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Torch Energy Royalty Trust	Common Stock	—	95
Torchlight Energy Res Inc	Common Stock	—	68,680
Total	Common Stock	—	9,006
Tousa Inc	Common Stock	—	4
Toyota Motor Corp	Common Stock	—	28,277
Transcanada Corp	Common Stock	—	9,464
Transmeridian Expl Inc	Common Stock	—	—
Transmontaigne Partners LP	Common Stock	—	7,594
Transocean Ltd	Common Stock	—	30,520
Transwitch Corp	Common Stock	—	732
Travelers Cos Inc	Common Stock	—	1,652
Tree Com Inc	Common Stock	—	36
Trimedyne Inc	Common Stock	—	800
Tripadvisor Inc	Common Stock	—	1,300
TRW Automotive Hldgs Corp	Common Stock	—	5,361
Turkcell Iletisim Hizmet	Common Stock	—	918
Turkish Invt	Common Stock	—	8,503
Tyco International Ltd	Common Stock	—	644
U S Shipping Partner	Common Stock	—	—
UAL Corp	Common Stock	—	—
Ultra Petroleum Corp	Common Stock	—	10,334
Unilever Plc	Common Stock	—	3,305
Union Pacific Corp	Common Stock	—	30,469
Union Pacific Corp	Common Stock	—	2,280,554
Uniroyal Tech Corp	Common Stock	—	—
United Parcel Service	Common Stock	—	20,575
United States Natural Gas Fund	Common Stock	—	94,387
United States Steel Corp	Common Stock	—	60,820
United Sts Gasoline	Common Stock	—	5,844
United Technologies Corp	Common Stock	—	11,230
United Technologies Corp	Common Stock	—	2,132,848
UnitedHealth Group	Common Stock	—	1,130,131
UnitedHealth Group	Common Stock	—	1,347,213
UnitedHealth Group	Common Stock	—	1,523,803
Universal Display Corp	Common Stock	—	5,893
Universal Ins Hldgs Inc	Common Stock	—	9,487
US Airways Group Inc	Common Stock	—	6,750
US Bancorp	Common Stock	—	6,536
Usec Inc	Common Stock	—	398
Valero Energy Corp	Common Stock	—	18,812
Vanguard Nat Res LLC	Common Stock	—	18,562
Vasco Data Security Intl	Common Stock	—	4,357
Vaso Active Pharmaceuticals Inc	Common Stock	—	—
Velatel Global Communications Inc	Common Stock	—	11
Venaxis Inc Com	Common Stock	—	69
Ventas Inc	Common Stock	—	4,559
Veolia Environnement	Common Stock	—	6,120
Verenium Corp	Common Stock	—	89
Verisign Inc	Common Stock	—	388

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Verizon Communications	Common Stock	—	262,874
Vertex Pharmaceuticals Inc	Common Stock	—	1,790,981
Vertex Pharmaceuticals Inc	Common Stock	—	11,313
VF Corp	Common Stock	—	9,881
VG Life Sciences Inc	Common Stock	—	5
Via Networks Inc	Common Stock	—	—
Via Pharmaceuticals Inc	Common Stock	—	—
Viacom Inc	Common Stock	—	1,760,287
Viragen Inc	Common Stock	—	—
Virexx Med Corp	Common Stock	—	—
Viropharma Inc	Common Stock	—	2,276
Viropro Inc	Common Stock	—	8,108
Virtual Piggy Inc	Common Stock	—	100,300
Visa Inc	Common Stock	—	2,285,490
Visteon Corp	Common Stock	—	5,382
Vivus Inc	Common Stock	—	6,710
VMWare Inc	Common Stock	—	2,160,879
VMWare Inc	Common Stock	—	16,004
Vodafone Group Plc	Common Stock	—	9,068
Vodafone Inc	Common Stock	—	1,896,683
Volkswagen Ag	Common Stock	—	1,717
Vonage Hldgs Corp	Common Stock	—	1,600
W & T Offshore Inc	Common Stock	—	4,809
Walgreen Company	Common Stock	—	81,854
Walmart Stores Inc	Common Stock	—	7,318
Walt Disney	Common Stock	—	1,796,198
Waste Management Inc	Common Stock	—	9,677
Weatherford Int Ltd	Common Stock	—	22,380
Weatherford Int Ltd	Common Stock	—	849,734
Weingarten Rlty	Common Stock	—	4,124
WellPoint Inc	Common Stock	—	890,325
Wells Fargo & Co	Common Stock	—	1,061,499
Wells Fargo & Co	Common Stock	—	45,031
Wellstar Intl Inc	Common Stock	—	—
Westell Technologies Inc	Common Stock	—	1,850
Western Asset High Inc	Common Stock	—	11,494
Western Cap Res Inc Com	Common Stock	—	—
Western Capital Res Inc	Common Stock	—	—
Western Digital Corp	Common Stock	—	21,245
Western Pac Minerals Ltd	Common Stock	—	—
Western Refng Inc	Common Stock	—	86
Western Union Co	Common Stock	—	1,361
Westport Innovations Inc	Common Stock	—	58,762
Weyerhaeuser Co	Common Stock	—	27,820
Whole Foods Mkt Inc	Common Stock	—	2,382,991
Whole Foods Mkt Inc	Common Stock	—	186
Williams Cos Inc	Common Stock	—	7,277
Windstream Corp	Common Stock	—	56,931
Wintrust Financial Corp	Common Stock	—	18,468

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Women First Healthcare Inc	Common Stock	—	—
	Workday Inc	Common Stock	—	440,496
	WPX Energy Inc	Common Stock	—	1,056
	Wuxi Pharmatech Cayman Inc	Common Stock	—	6,300
	Wynn Resorts Ltd	Common Stock	—	12,570
	Xerox Corp	Common Stock	—	2,106
	Xinyuan Real Estate Co Ltd	Common Stock	—	537
	Xoma Corp	Common Stock	—	2,318
	XPO Logistics Inc	Common Stock	—	5,127
	Xybernaut Corp	Common Stock	—	—
	Yahoo Inc	Common Stock	—	7,164
	Yamana Gold Inc	Common Stock	—	18,110
	Yanzhou Coal Mining Co	Common Stock	—	17,080
	Yingli Green Energy Hldg Co	Common Stock	—	470
	Youku.com Inc	Common Stock	—	259,367
	YRC Worldwide Inc	Common Stock	—	20
	Yum! Brands Inc	Common Stock	—	2,032,753
	Yum! Brands Inc	Common Stock	—	8,581
	Zap Com	Common Stock	—	56
	Zimmer Holdings Inc	Common Stock	—	67
	Zion Oil & Gas Inc	Common Stock	—	2
	Zion Oil & Gas Inc	Common Stock	—	3,098
	Zipcar Inc	Common Stock	—	22,446
	Zoltek Cos Inc	Common Stock	—	15,500
	Zynex Inc	Common Stock	—	630
	Zynga Inc	Common Stock	—	1,652

	Common Stock		—	$444,196,379

**	U.S. Government and Government Agency Issues:

	Bonos Y Oblig Del Estado	5.85% 31 Jan 2022	—	393,045
	Bonos Y Oblig Del Estado	5.5% 30 Apr 2021	—	652,627
	Fannie Mae	6.625% 15 Nov 2030	—	1,330,784
	Fed HM LN Pool A58677	5.5% 01 Mar 2037	—	374,510
	Fed HM LN Pool C09004	3.5% 01 Jul 2042	—	978,532
	Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	9,682
	Fed HM LN Pool C91370	4.5% 01 May 2031	—	424,828
	Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	130,608
	FNMA Pool 256398	6.0% 01 Sep 2021	—	27,790
	FNMA Pool 581043	6.0% 01 May 2016	—	11,769
	FNMA Pool 615005	6.0% 01 Dec 2016	—	16,537
	FNMA Pool 694448	5.5% 01 Apr 2033	—	237,054
	FNMA Pool 725690	6.0% 01 Aug 2034	—	178,684
	FNMA Pool 748115	6.0% 01 oct 2033	—	73,764
	FNMA Pool 815316	5.5% 01 May 2035	—	304,267
	FNMA Pool 822979	5.5% 01 Apr 2035	—	276,663
	FNMA Pool 885504	6.0% 01 Jun 2021	—	128,289
	FNMA Pool 902793	6.5% 01 Nov 2036	—	131,430

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	FNMA Pool AB5236	3.0% 01 May 2027	—	451,314
	FNMA Pool AH3765	4.0% 01 Jan 2041	—	1,129,849
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	402,203
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	522,976
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	528,118
	FNMA Pool AK9780	3.5% 01 May 2042	—	50,071
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	523,241
	FNMA Pool AO3466	3.0% 01 Jun 2027	—	510,953
	FNMA Pool AO3540	3.0% 01 Jun 2042	—	206,831
	FNMA Pool AO4136	3.5% 01 Jun 2042	—	19,883
	FNMA Pool AO5515	3.5% 01 Jul 2042	—	55,826
	FNMA Pool AO8494	2.5% 01 Jun 2027	—	823,017
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	818,477
	FNMA Pool MA0734	4.5% 01 May 2031	—	415,983
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	1,095,447
	Mexico Bonds	8.0% 17 Dec 2015	—	115,378
	Mexico Bonds	6.25% 16 Jun 2016	—	1,937,428
	Republic of Philippines	3.9% 26 Nov 2022	—	248,850
	Tennessee Valley Authority	3.5% 15 Dec 2042	—	500,389
	United Mexican States	6.05% 11 Jan 2040	—	529,604
	US Treasury N/B	1.625% 15 Aug 2022	—	83,373
	US Treasury N/B	2.75% 15 Aug 2042	—	85,805
	US Treasury N/B	1.75% 15 May 2022	—	597,537
	US Treasury N/B	0.5% 15 Nov 2013	—	668,297
	US Treasury N/B	1.0% 30 Jun 2019	—	1,353,551
	US Treasury N/B	0.625% 30 Apr 2013	—	1,355,023
	US Treasury N/B	3.0% 15 May 2042	—	2,816,365
	US Treasury N/B	1.875% 31 Aug 2017	—	4,765,562

	U.S. Government and Government Agency Issues		—	$28,292,214

**	Corporate and Other Obligations:

	Albertson’s Inc	6.625% 01 Jun 2028	—	13,144
	Alcoa Inc	5.87% 23 Feb 2022	—	346,120
	Ally Financial Inc	5.5% 15 Feb 2017	—	142,589
	Ally Financial Inc	6.25% 01 Dec 2017	—	377,151
	American Tower Corp	4.625% 01 Apr 2015	—	151,127
	American Tower Corp	4.5% 15 Jan 2018	—	227,289
	Amphenol Corp	4.75% 15 Nov 2014	—	336,643
	Anadarko Petroleum	6.375% 15 Sep 2017	—	436,364
	ArcelorMittal	7.25% 01 Mar 2041	—	343,406
	Associates Corp	6.95% 01 Nov 2018	—	178,401
	Banco Santander	3.875% 20 Sep 2022	—	202,431
	Banco Santander Brazil	4.625% 13 Mar 2017	—	417,642
*	Bank of America	5.0% 13 May 2021	—	152,171
*	Bank of America	5.625% 01 Jul 2020	—	462,390
*	Bank of America Coml Mtg	1.0% 10 Apr 2049	—	173,214
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	204,668

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Biomed Rlty Tr Inc Pfd Ser A 7.375%	Preferred Stock	—	7,644
Braskem America Finance	7.125% 22 Jul 2041	—	342,925
Brocade Communications	6.875% 51 Jan 2020	—	47,873
Brocade Communications	6.625% 15 Jan 2018	—	142,719
Bunge Limited Finance	4.1% 15 Mar 2016	—	79,546
Cablevision Systems	8.0% 15 Apr 2020	—	289,116
CCO Hldgs LLC	6.5% 30 Apr 2021	—	111,834
Celulosa Arauco	5.0% 21 Jan 2021	—	236,268
China Resources	4.5% 05 Apr 2022	—	217,191
Cielo SA	3.75% 16 Nov 2022	—	389,799
CitiGroup Inc	4.45% 10 Jan 2017	—	355,474
Citigroup/Deutsche Bank	5.322% 11 Dec 2049	—	520,986
CNPC General Capital	3.95% 19 Apr 2022	—	213,477
Comcast Corp	5.65% 15 Jun 2035	—	105,421
Commerical Mortgage Passthru	1.0% 10 Dec 2049	—	58,659
Continental Airlines	5.983% 19 Oct 2023	—	295,106
Contl Airlines	4.0% 29 Apr 2026	—	176,658
Cox Communications	5.45% 15 Dec 2014	—	32,303
Credit Suisse Coml Mtg	1.0% 15 Jan 2049	—	359,173
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	102,941
DelHaize Group	4.125% 10 Apr 2019	—	356,710
Deluxe Group	6.0% 15 Nov 2020	—	534,060
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	230,295
Dun & Bradstreet	3.25% 01 Dec 2017	—	139,691
Embarq Corp	7.995% 01 Jun 2036	—	687,033
Energy Transfer Partners	5.2% 01 Feb 2022	—	95,732
Energy Transfer Partners	6.05% 01 Jun 2041	—	483,029
Enersis SA	7.375% 15 Jan 2014	—	161,242
Enron Cap Res LP Pfd Ser A 9%	Preferred Stock	—	—
Equifax Inc	7.0% 01 Jul 2037	—	242,605
ERAC USA Fin Co	6.375% 15 Oct 2017	—	173,151
FIServ Inc	3.5% 01 Oct 2022	—	291,519
FMC Technologies	3.45% 01 Oct 2022	—	125,964
Ford Motor Company	7.45% 16 Jul 2031	—	300,939
Ford Motor Credit	7.0% 01 Oct 2013	—	139,301
Ford Motor Credit	5.75% 01 Feb 2021	—	341,022
Ford Motor Credit	5.0% 15 May 2018	—	424,889
Frontier Communications	8.5% 15 Apr 2020	—	266,827
Frontier Communications	7.875% 15 Jan 2027	—	290,621
GE Equipment Midticket	0.6% 23 May 2016	—	637,481
General Elec Cap Corp	2.95% 09 May 2016	—	197,605
General Elec Cap Corp	5.3% 11 Feb 2021	—	343,823
General Elec Cap Corp	3.75% 14 Nov 2014	—	442,467
General Motors	6.75% 01 Jun 2018	—	266,173
Georgia Pacific LLC	8.875% 15 May 2031	—	7,402
Georgia Pacific LLC	7.375% 01 Dec 2025	—	174,892
Georgia Pacific LLC	7.75% 15 Nov 2029	—	249,795
Georgia Pacific LLC	7.25% 01 Jun 2028	—	329,644
Goldman Sachs	5.25% 27 Jul 2021	—	264,501

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs	6.15% 01 Apr 2018	—	289,972
Greenwich Capital Commercial	5.736% 10 Dec 2049	—	139,665
GS Mortgage Securities	1.0% 10 Aug 2045	—	523,619
Hana Bank	4.25% 14 Jun 2017	—	273,899
HCA Inc	7.5% 15 Feb 2022	—	423,936
Health Care Reit Inc Pfd Ser J	Preferred Stock	—	43,040
Hospitality Pptys Tr Redeemable Cum Pfd 7.125%	Preferred Stock	—	69,160
Hutch Whampoa Ltd	4.625% 13 Jan 2022	—	517,617
Hyundai Capital Services	3.5% 13 Sep 2017	—	208,527
Intl Lease Finance Corp	6.25% 15 May 2019	—	693,996
Ipalco Enterprises Inc	5.0% 01 May 2018	—	36,198
IPIC GMTN Ltd	6.875% 01 Nov 2041	—	358,457
JPMorgan Chase & Co	4.25% 15 Oct 2020	—	49,412
JPMorgan Chase & Co	4.625% 10 May 2021	—	78,801
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	135,141
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	273,642
Kia Motors Corporation	3.625% 14 Jun 2016	—	206,992
Kinder Morgan	6.0% 15 Jan 2018	—	303,861
Korea Development Bank	4.0% 09 Sep 2016	—	341,591
Korea National Oil	3.125% 03 Apr 2017	—	445,399
Lotte Shopping Co	3.375% 09 May 2017	—	686,192
Merrill Lynch & Co Inc	6.4% 28 Aug 2017	—	208,706
Methanex Corp	3.25% 15 Dec 2019	—	124,134
Methanex Corp	5.25% 01 Mar 2022	—	279,243
Mexichem SAB De CV	6.75% 19 Sep 2042	—	243,822
Midwest Banc Hldgs Inc Perp Pfd Conv Ser A 7.75%	Preferred Stock	—	—
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	102,530
Modern Energy Corp New Pfd Ser B	Preferred Stock	—	—
Morgan Stanley	5.375% 15 Oct 2015	—	69,772
Morgan Stanley	5.5% 26 Jan 2020	—	182,751
Morgan Stanley	5.55% 27 Apr 2017	—	273,648
Morgan Stanley	5.5% 24 Jul 2020	—	322,120
Morgan Stanley Cap Tr Vi Cap Secs 6.60%	Preferred Stock	—	20,160
Mortgage Stanley Capital I	5.569% 15 Dec 2044	—	686,025
Mortgage Stanley Capital I	1.0% 12 Apr 2049	—	708,064
Murray St Inv Trust	4.67% 09 Mar 2017	—	27,041
Myriad Int Holding	6.375% 28 Jul 2017	—	144,718
Nabors Industries	6.15% 15 Feb 2018	—	17,417
Nabors Industries	9.25% 15 Feb 2019	—	399,422
NewField Exploration Co	5.75% 30 Jan 2022	—	238,934
Nextera Energy Capital	4.5% 01 Jun 2021	—	334,583
Oi Sa Spon Adr Ea Repr 1 Pfd Shs	Preferred Stock	—	10,025
Oil States Intl	5.125% 15 Jan 2023	—	130,118
Olin Corp	5.5% 15 Aug 2022	—	77,197
Orchard Supply Hardware Stores Corp Pfd Ser A	Preferred Stock	—	23
OshKosh Corp	8.5% 01 Mar 2020	—	169,488
Parker Drilling Co	9.125% 01 Apr 2018	—	94,858
Perkinelmer Inc	5.0% 15 Nov 2021	—	240,826
Petrobras Intl Fin	6.75% 27 Jan 2041	—	356,545

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Phillips 66	4.3% 01 Apr 2022	—	176,522
PKO FIN AB	4.63% 26 Sep 2022	—	249,400
Plains Exploration	6.875% 15 Feb 2023	—	355,329
Post Holdings Inc	7.375% 15 Feb 2022	—	248,802
Qtel International	7.875% 10 Jun 2019	—	355,686
Reynolds American Inc	7.25% 15 Jun 2037	—	543,782
Rock Tenn Co	4.0% 01 Mar 2023	—	135,408
Roman Companies	5.0% 01 Sep 2017	—	263,239
Royal Bank of Scotland	5.625% 24 Aug 2020	—	29,024
Royal Bk Scotland Group Plc Spon Adr 7.25%	Preferred Stock	—	9,947
RPM International Inc	6.125% 15 Oct 2019	—	262,782
RR Donnelley & Sons	8.25% 15 Mar 2019	—	74,976
RR Donnelley & Sons	7.25% 15 May 2018	—	95,278
Santader Drive Auto	2.7% 15 Aug 2018	—	117,328
Santader Drive Auto	1.94% 15 Mar 2018	—	143,102
Santader Drive Auto	1.94% 15 Dec 2016	—	484,791
Sealed Air Corp	6.5% 01 Dec 2020	—	95,969
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	109,150
SK Telecom Co	2.125% 01 May 2018	—	198,546
SK Telecom Co	6.625% 20 Jul 2027	—	254,732
SLM Corp	6.25% 25 Jan 2016	—	955,614
SM Energy Co	6.5% 01 Jan 2023	—	174,314
Sprint Capital Corp	6.875% 15 Nov 2028	—	503,144
Telefonica Emisiones	5.462% 16 Feb 2021	—	10,527
Telefonica Emisiones	5.134% 27 Apr 2020	—	155,690
Telefonica Emisiones	3.992% 16 Feb 2016	—	195,191
Telemar Norte Leste SA	5.5% 23 Oct 2020	—	272,109
Tencent Holdings Ltd	4.625% 12 Dec 2016	—	350,813
Time Warner Cable Inc	5.85% 01 May 2017	—	104,972
Time Warner Cable Inc	6.55% 01 May 2037	—	183,231
Time Warner Cable Inc	4.125% 15 Feb 2021	—	237,875
Toyota Motor Credit Corp	1.75% 22 May 2017	—	854,345
Transalta Corp	4.75% 15 Jan 2015	—	266,786
TransOcean Inc	6.5% 15 Nov 2020	—	538,101
US Steel Corp	7.375% 01 Apr 2020	—	142,287
USG Corp	9.75% 15 Jan 2018	—	178,905
Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	84,713
Vesey Str Invt Sr Nt	4.404% 01 Sep 2016	—	26,977
Votorantim Cimentos SA	7.25% 05 Apr 2041	—	221,162
VPI Escrow Corp	6.375% 15 Oct 2020	—	338,852
Western Union Co	2.375% 10 Dec 2015	—	84,312
Whirlpool Corp	4.7% 01 Jun 2022	—	241,349
Willis North America Inc	7.0% 29 Sep 2019	—	466,579
Windstream Corp	8.125% 01 Sep 2018	—	70,113
Windstream Corp	7.5% 01 Apr 2023	—	187,050
Wolvering World Wide	6.125% 15 Oct 2020	—	57,018
World Financial Network	3.14% 17 Jan 2023	—	694,780
World Financial Network	1.76% 17 May 2021	—	698,767

Corporate and Other Obligations		—	$40,508,932

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
**	Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

	Australian Dollar	Cash	—	17,348
*	State Street Bank & Trust Co	Short Term Investment Fund	—	309,674
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,226,546
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,360,889
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	39,287,377

			—	42,201,834

	U.S. Government and Government Agency Issues

	Australian Government	4.75% 15 Jun 2016	—	755,988
	Australian Government	5.25% 15 Mar 2019	—	1,601,170
	Australian Government	6.0% 15 Feb 2017	—	2,624,232
	California St	5.75% 01 Mar 2017	—	458,482
	California St	5.0% 01 Nov 2037	—	536,780
	Fannie Mae	1.0% 25 May 2030	—	613,042
	Fannie Mae	0.875% 20 Dec 2017	—	4,648,492
	Fannie Mae	2.625% 20 Nov 2014	—	6,338,054
	Fed HM LN Note	0.16% 15 Apr 2013	—	12,762,281
	Fed HM LN PC Pool 1J1214	4.0% 01 Mar 2025	—	23,730
	Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	992,228
	Fed HM LN PC Pool E02697	4.0% 01 Jun 2025	—	31,910
	Fed HM LN PC Pool E02783	4.0% 01 Sep 2025	—	33,133
	Fed HM LN PC Pool E02883	4.0% 01 Apr 2026	—	399,626
	Fed HM LN PC Pool E09016	3.0% 01 Nov 2027	—	1,468,548
	Fed HM LN PC Pool E99842	4.0% 01 Oct 2013	—	—
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	787,975
	Fed HM LN PC Pool G01890	4.0% 01 Nov 2013	—	291,205
	Fed HM LN PC Pool G03737	6.5% 01 Nov 2037	—	1,030,600
	Fed HM LN PC Pool G08084	4.0% 01 Apr 2026	—	638,454
	Fed HM LN PC Pool G08443	4.5% 01 Apr 2041	—	702,295
	Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	195,050
	Fed HM LN PC Pool G14093	4.5% 01 Oct 2035	—	—
	Fed HM LN PC Pool G18385	1.0% 01 Sep 2035	—	43,119
	Fed HM LN PC Pool J11872	4.0% 01 Mar 2026	—	32,359
	Fed HM LN PC Pool J14641	4.0% 01 Mar 2025	—	708,207
	Fed HM LN PC Pool J15157	4.0% 01 Apr 2026	—	24,434
	Fed HM LN PC Pool J17969	3.0% 01 Feb 2027	—	2,563,279
	Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	3,565,188
	Fed HM LN PC Pool Q03681	4.0% 01 Oct 2041	—	3,861,420
	Fed HM LN PC Pool Q03780	4.0% 01 Oct 2017	—	54,014
	Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	81,676
	Fed HM LN Pool 1Q1159	1.0% 01 May 2038	—	687,439
	Fed HM LN Pool A89385	4.5% 01 Oct 2039	—	3,441,455
	Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	152,887

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fed HM LN Pool G04731	5.5% 01 Apr 2038	—	1,402,519
Federal Farm Credit Bank	1.0% 29 Sep 2014	—	838,595
Federal Farm Credit Bank	1.0% 26 Jun 2013	—	2,437,812
Federal Farm Credit Bank	1.0% 26 Apr 2013	—	5,177,027
FHLMC TBA	4.5% 01 Dec 2099	—	(1,045,791)
FHLMC TBA	4.0% 31 Dec 2099	—	(824,084)
FHLMC TBA	4.5% 01 Dec 2099	—	—
FICO Strip	0.01% 27 Dec 2018	—	—
FICO Strip	0.01% 06 Oct 2015	—	190,757
FICO Strip	0.01% 07 Mar 2019	—	317,124
FICO Strip	0.01% 26 Sep 2019	—	372,323
FICO Strip	0.01% 08 Aug 2015	—	420,335
FICO Strip	0.01% 26 Sep 2014	—	699,959
FICO Strip	0.01% 11 May 2013	—	783,030
FICO Strip	0.01% 03 Feb 2017	—	2,684,988
FICO Strip	0.01% 30 Nov 2017	—	2,787,204
Financing Corp	10.7% 06 Oct 2017	—	337,262
Financing Corp	9.8% 06 Apr 2018	—	494,852
FNMA Pool 254693	5.5% 01 Apr 2033	—	281,531
FNMA Pool 255364	6.0% 01 Sep 2034	—	252,681
FNMA Pool 256925	6.0% 01 Oct 2037	—	688,886
FNMA Pool 555541	1.0% 01 Apr 2033	—	52,954
FNMA Pool 725027	5.0% 01 Nov 2033	—	145,186
FNMA Pool 725222	5.5% 01 Feb 2034	—	357,802
FNMA Pool 725423	5.5% 01 May 2034	—	265,091
FNMA Pool 725424	5.5% 01 Apr 2034	—	125,901
FNMA Pool 725690	6.0% 01 Aug 2034	—	106,013
FNMA Pool 725946	5.5% 01 Nov 2034	—	332,710
FNMA Pool 735141	5.5% 01 Jan 2035	—	489,433
FNMA Pool 735224	5.5% 01 Feb 2035	—	652,193
FNMA Pool 735667	5.0% 01 Jul 2035	—	2,252,602
FNMA Pool 735676	5.0% 01 Jul 2035	—	647,162
FNMA Pool 743132	5.0% 01 Oct 2018	—	653,467
FNMA Pool 745275	5.0% 01 Feb 2036	—	1,095,011
FNMA Pool 745275	5.0% 01 Feb 2036	—	2,089,991
FNMA Pool 745327	6.0% 01 Mar 2036	—	178,308
FNMA Pool 756363	1.0% 01 Dec 2033	—	146,609
FNMA Pool 770946	5.0% 01 Apr 2034	—	451,353
FNMA Pool 776971	5.0% 01 Apr 2034	—	537,601
FNMA Pool 831540	6.0% 01 Jun 2036	—	634,689
FNMA Pool 837220	4.5% 01 Aug 2020	—	1,141,861
FNMA Pool 841068	4.5% 01 Feb 2039	—	345,537
FNMA Pool 844444	5.0% 01 Dec 2035	—	878,968
FNMA Pool 848647	5.5% 01 Jan 2036	—	501,589
FNMA Pool 880611	5.5% 01 Apr 2036	—	469,085
FNMA Pool 888340	5.0% 01 Aug 2036	—	579,998
FNMA Pool 888521	1.0% 01 Mar 2034	—	253,073
FNMA Pool 888789	5.0% 01 Jul 2036	—	180,944
FNMA Pool 889004	1.0% 01 Aug 2037	—	408,536

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 889361	6.0% 01 Mar 2038	—	387,870
FNMA Pool 889369	6.0% 01 Feb 2038	—	496,114
FNMA Pool 889544	5.5% 01 May 2038	—	383,543
FNMA Pool 889579	6.0% 01 May 2038	—	546,280
FNMA Pool 889750	6.0% 01 May 2038	—	149,821
FNMA Pool 914789	5.0% 01 Apr 2037	—	1,149,359
FNMA Pool 931745	5.0% 01 Aug 2024	—	2,474,433
FNMA Pool 932586	4.5% 01 Mar 2040	—	1,667,490
FNMA Pool 986148	5.5% 01 Jan 2038	—	1,791,355
FNMA Pool 995018	5.5% 01 Jun 2038	—	1,134,555
FNMA Pool 995051	6.0% 01 Mar 2037	—	1,136,401
FNMA Pool AA6450	4.5% 01 Sep 2040	—	1,492,806
FNMA Pool AB1600	4.0% 01 Oct 2025	—	612,066
FNMA Pool AB1609	3.5% 01 Dec 2040	—	132,207
FNMA Pool AB5236	3.0% 01 May 2027	—	285,137
FNMA Pool AD8529	4.5% 01 Aug 2040	—	684,726
FNMA Pool AE0061	6.0% 01 Feb 2040	—	263,346
FNMA Pool AE0349	6.0% 01 Apr 2040	—	888,454
FNMA Pool AE0368	3.5% 01 Dec 2025	—	79,629
FNMA Pool AE0392	5.5% 01 Dec 2039	—	277,341
FNMA Pool AE0480	6.0% 01 Jul 2039	—	110,955
FNMA Pool AE1016	3.5% 01 Oct 2025	—	655,537
FNMA Pool AE1332	4.0% 01 Aug 2025	—	164,588
FNMA Pool AE3771	3.5% 01 Jan 2026	—	25,575
FNMA Pool AE9449	3.5% 01 Dec 2025	—	530,701
FNMA Pool AH1105	3.5% 01 Dec 2025	—	419,514
FNMA Pool AH1882	3.5% 01 Jan 2027	—	11,883
FNMA Pool AH2815	3.5% 01 Mar 2026	—	1,905,818
FNMA Pool AH2857	3.5% 01 Jan 2026	—	215,382
FNMA Pool AH8702	3.5% 01 May 2026	—	179,593
FNMA Pool AH9523	4.5% 01 Aug 2041	—	596,080
FNMA Pool AH9706	3.5% 01 Jan 2026	—	788,486
FNMA Pool AI3654	4.5% 01 May 2042	—	713,024
FNMA Pool AJ7689	4.0% 01 Dec 2041	—	5,731,383
FNMA Pool AK2989	3.0% 01 May 2027	—	1,707,828
FNMA Pool AK9780	3.5% 01 May 2042	—	405,316
FNMA Pool AL0139	1.0% 01 Feb 2039	—	793,908
FNMA Pool AL030	4.5% 01 Jun 2026	—	2,413,878
FNMA Pool AL0920	5.0% 01 Jul 2037	—	1,427,679
FNMA Pool AO5515	3.5% 01 Jul 2042	—	465,930
FNMA Pool MA0614	4.0% 01 Jan 2041	—	990,007
FNMA Pool MA0649	4.0% 01 Apr 2026	—	181,313
FNMA Pool MA0694	4.5% 01 Jun 2041	—	211,448
FNMA TBA	3.5% 01 Dec 2099	—	(3,101,736)
FNMA TBA	3.5% 01 Dec 2099	—	—
FNMA TBA	4.0% 01 Dec 2099	—	—
FNMA TBA	4.0% 01 Dec 2099	—	—
FNMA TBA	4.5% 01 Dec 2099	—	2,105,669
FNMA TBA	3.0% 01 Dec 2099	—	2,458,675

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA TBA Single Fam	6.0% 01 Dec 2102	—	53,226
FNMA TBA Single Fam	4.5% 01 Dec 2100	—	1,195,153
FNMA TBA Single Fam	3.0% 01 Dec 2099	—	3,487,643
FNMA TBA Single Fam	4.5% 01 Dec 2101	—	3,911,280
FNMA TBA Single Fam	3.5% 01 Dec 2099	—	4,156,513
Freddie Mac	1.0% 15 Dec 2029	—	29,369
Freddie Mac	0.15% 03 Apr 2013	—	194,859
Freddie Mac	2.375% 13 Jan 2022	—	2,316,437
Freddie Mac	4.875% 13 Jun 2018	—	4,306,316
Freddie Mac	0.16% 21 May 2013	—	6,428,822
GNMA TBA	3.0% 01 Dec 2099	—	2,072,089
Honolulu City & Cnty	5.0% 01 Nov 2025	—	604,866
Illinois St	4.95% 01 Jun 2023	—	1,759,819
Illinois St	3.321% 01 Jan 2013	—	2,144,275
Irvine Ranch CA	2.605% 15 Mar 2014	—	1,399,607
Japan Treasury Disc Bill	0.01% 12 Feb 2013	—	3,493,909
Kentucky ST Property	5.373% 01 Nov 2025	—	341,098
NC State Education	1.0% 25 Jul 2025	—	1,411,807
New York City Transitional	4.725% 01 Nov 2023	—	114,285
New York City Transitional	4.905% 01 Nov 2024	—	116,057
New York City Transitional	5.075% 01 Nov 2025	—	117,609
Overseas Private Inv Corp	0.01% 12 Jul 2016	—	3,464,836
Province of Ontario	4.0% 07 Oct 2019	—	2,142,560
Province of Quebec	4.6% 26 May 2015	—	1,273,060
Republic of Poland	6.375% 15 Jul 2019	—	48,606
Republic of Poland	3.875% 16 Jul 2015	—	450,539
Resolution Funding Strip	0.01% 15 Jan 2014	—	368,819
Resolution Funding Strip	0.01% 15 Apr 2015	—	838,366
Resolution Funding Strip	0.01% 15 Jan 2017	—	947,158
RFSCP Strip Principal	0.01% 15 Jul 2020	—	3,700,111
Russian Foreign Bond	1.0% 31 Mar 2030	—	212,295
Small Business Administration	7.06% 01 Nov 2019	—	62,562
Small Business Administration	7.19% 01 Dec 2019	—	112,186
Small Business Administration	5.68% 01 Jun 2028	—	768,552
South Carolina St Public Svc	1.0% 02 Jun 2014	—	1,464,886
State of Qatar	4.5% 20 Jan 2022	—	313,162
Tobacco Settlement	5.875% 15 May 2039	—	299,404
Treasury Bill	0.19% 22 Aug 2013	—	1,849,795
Treasury Bill	0.01% 31 Jan 2013	—	3,887,859
Treasury Bill	0.01% 12 Dec 2013	—	4,282,820
Treasury Bill	0.19% 14 Nov 2013	—	5,742,240
Treasury INFL IX N/B	0.625% 15 Jul 2021	—	1,023,398
Treasury INFL IX N/B	0.125% 15 Apr 2017	—	1,594,472
Treasury INFL IX N/B	0.125% 15 Jul 2022	—	3,299,309
Treasury INFL IX N/B	1.125% 15 Jan 2021	—	4,115,864
Treasury INFL IX N/B	0.125% 15 Jan 2022	—	4,867,870
US Treasury N/B	6.125% 15 Nov 2027	—	144,799
US Treasury N/B	7.875% 15 Feb 2021	—	146,688
US Treasury N/B	1.875% 30 Sep 2017	—	308,757

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	1.0% 31 Mar 2017	—	396,843
US Treasury N/B	3.825% 15 Feb 2013	—	538,498
US Treasury N/B	2.375% 31 Jul 2017	—	646,392
US Treasury N/B	0.875% 30 Apr 2017	—	774,501
US Treasury N/B	2.75% 15 Feb 2019	—	863,376
US Treasury N/B	1.375% 15 Jan 2013	—	897,082
US Treasury N/B	1.25% 31 Jan 2019	—	992,336
US Treasury N/B	3.125% 15 May 2021	—	1,105,261
US Treasury N/B	0.50% 31 Jul 2017	—	1,191,632
US Treasury N/B	0.875% 31 Jan 2017	—	1,209,828
US Treasury N/B	6.25% 15 Aug 2023	—	1,257,690
US Treasury N/B	2.75% 15 Nov 2042	—	1,314,648
US Treasury N/B	1.75% 15 May 2022	—	1,572,996
US Treasury N/B	0.625% 30 Nov 2017	—	1,612,518
US Treasury N/B	1.875% 31 Aug 2017	—	1,647,071
US Treasury N/B	1.75% 15 May 2022	—	1,912,174
US Treasury N/B	0.25% 15 Oct 2015	—	1,944,924
US Treasury N/B	0.75% 15 Dec 2013	—	1,959,696
US Treasury N/B	2.5% 31 Mar 2015	—	1,969,467
US Treasury N/B	1.0% 30 Sep 2016	—	1,986,499
US Treasury N/B	2.0% 15 Feb 2022	—	2,318,277
US Treasury N/B	0.375% 31 Jul 2013	—	2,440,102
US Treasury N/B	1.875% 30 Jun 2015	—	2,617,155
US Treasury N/B	0.625% 31 May 2017	—	2,665,007
US Treasury N/B	1.625% 15 Aug 2022	—	2,716,010
US Treasury N/B	1.75% 15 Apr 2013	—	3,285,349
US Treasury N/B	1.375% 31 Dec 2018	—	3,300,091
US Treasury N/B	2.625% 15 Nov 2020	—	3,423,043
US Treasury N/B	1.625% 15 Nov 2022	—	3,610,216
US Treasury N/B	0.625% 31 Aug 2017	—	4,425,722
US Treasury N/B	0.25% 31 Aug 2014	—	4,557,828
US Treasury N/B	0.875% 30 Nov 2016	—	5,016,400
US Treasury N/B	3.625% 15 Feb 2020	—	5,079,235
US Treasury N/B	1.5% 30 Jun 2016	—	5,253,593
US Treasury N/B	2.375% 31 Jul 2017	—	6,080,293
US Treasury N/B	1.625% 15 Aug 2022	—	6,221,165
US Treasury N/B	1.375% 28 Feb 2019	—	6,392,379
US Treasury N/B	2.625% 15 Aug 2020	—	6,561,000
US Treasury N/B	1.875% 30 Apr 2014	—	7,171,412
US Treasury N/B	1.75% 31 May 2016	—	8,425,187
US Treasury N/B	2.0% 15 Nov 2021	—	8,497,454
US Treasury N/B	2.5% 30 Apr 2015	—	9,444,214
US Treasury N/B	0.625% 31 Jan 2013	—	9,467,751
US Treasury N/B	1.125% 15 Aug 2021	—	10,758,534
US Treasury N/B	1.0% 31 Aug 2016	—	17,560,653
US Treasury N/B	0.125% 31 Jul 2014	—	20,044,480
US Treasury N/B	2.125% 31 May 2015	—	37,041,719

		—	442,114,509

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Corporate and Other Obligations

	ACE Ina Hldg Inc	5.6% 15 May 2015	—	200,153
	Actavis Inc	3.25% 01 Oct 2022	—	181,088
	Actavis Inc	3.25% 01 Oct 2022	—	402,971
	ADT Corp	3.5% 15 Jul 2022	—	77,732
	Agilent Technologies Inc	6.5% 01 Nov 2017	—	595,002
	Alcoa Inc	6.15% 15 Aug 2020	—	383,213
	Allied World Assurance	7.5% 01 Aug 2016	—	190,013
	Allstate Corp	5.0% 15 Aug 2014	—	469,078
	Ally Auto Receivables Trust	0.45% 15 Jul 2015	—	297,244
	Ally Auto Receivables Trust	0.8% 16 Jun 2014	—	300,781
	Ally Master Trust	1.54% 15 Sep 2019	—	1,227,568
	Altria Group	2.85% 09 Aug 2022	—	945,175
	Amazon.com	0.65% 27 Nov 2015	—	1,456,254
	America Movil SAB	3.625% 30 Mar 2015	—	738,916
	American Express	0.59% 15 May 2018	—	579,972
	American Express	0.68% 15 Mar 2018	—	1,051,119
	American International Group	3.8% 22 Mar 2017	—	221,533
	American International Group	4.875% 01 Jun 2022	—	333,811
	American Intl Group	3.65% 15 Jan 2014	—	447,769
	American Intl Group	4.875% 15 Sep 2016	—	572,329
	American Tower Corp	5.05% 01 Sep 2020	—	420,822
	Americredit Auto Receivables	1.39% 08 Sep 2015	—	341,021
	Americredit Auto Receivables	1.55% 08 Jul 2016	—	902,942
	Americredit Automobile	0.76% 08 Oct 2015	—	421,410
	Americredit Automobile Receivables	1.19% 08 Aug 2015	—	122,778
	Americredit Automobile Receivables	0.92% 09 Mar 2015	—	141,356
	Americredit Automobile Receivables	0.96% 09 Jan 2017	—	583,443
	Americredit Automobile Receivables	0.49% 08 Apr 2016	—	594,828
	Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	557,621
	Anglogold Holdings Plc	5.375% 15 Apr 2020	—	311,835
	Aon Corp	3.5% 30 Sep 2015	—	497,866
	Apache Corp	2.625% 15 Jan 2023	—	963,114
	ArcelorMittal	10.35% 01 Jun 2019	—	561,116
	Asciano Finance	3.125% 23 Sep 2015	—	484,185
	AT&T Inc	5.8% 15 Feb 2019	—	490,341
	AT&T Inc	1.4% 01 Dec 2017	—	638,529
	AT&T Inc	5.8% 15 Feb 2019	—	1,758,052
	Autozone Inc	3.7% 15 Apr 2022	—	379,129
	Baidu Inc	2.25% 28 Nov 2017	—	199,085
	Banc of America Funding Corp	1.0% 25 May 2035	—	178,508
*	Bank of America Corp	6.1% 15 Jun 2017	—	359,381
*	Bank of America Corp	5.75% 01 Dec 2017	—	1,249,678
*	Bank of America Corp	1.0% 30 Jan 2014	—	1,867,339
*	Bank of America Corp	5.7% 24 Jan 2022	—	41,023
*	Bank of America Corp	3.875% 22 Mar 2017	—	126,846
*	Bank of America Corp	5.65% 01 May 2018	—	153,086
*	Bank of America Corp	5.625% 01 Jul 2020	—	202,229

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	Bank of America Corp	7.625% 01 Jun 2019	—	212,017
*	Bank of America Corp	5.42% 15 Mar 2017	—	320,285
*	Bank of America Corp	1.03% 15 Dec 2016	—	388,960
*	Bank of America Corp	3.75% 12 Jul 2016	—	463,624
*	Bank of America Corp	5.65% 01 May 2018	—	782,442
*	Bank of America Corp	5.49% 15 Mar 2019	—	974,413
*	Bank of America Corp	5.625% 01 Jul 2020	—	976,478
*	Bank of America Corp	5.7% 24 Jan 2022	—	1,002,136
	Bank of Montreal	1.4% 11 Sep 2017	—	660,404
	Barclays Bank	5.125% 08 Jan 2020	—	416,282
	Barclays Bank Plc	2.375% 13 Jan 2014	—	1,684,909
*	Baxter International Inc	1.85% 15 Jan 2017	—	220,961
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	154,220
	Bear Stearns Coml Mth Secs	5.533% 12 Oct 2041	—	170,685
	Bear Stearns Coml Mth Secs	1.0% 12 Jan 2045	—	834,450
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	284,508
	Bear Stearns Commercial Mtg	1.0% 11 Jun 2040	—	1,171,853
	Bear Stearns Cos	5.3% 30 Oct 2015	—	864,098
	Bear Stearns Cos	7.25% 01 Feb 2018	—	922,085
	Bear Stearns Cos	6.4% 02 Oct 2017	—	1,170,577
	Bear Stearns Cos	5.55% 22 Jan 2017	—	368,213
	Bears Sterns Adjustable Rate	1.0% 25 Aug 2033	—	112,313
	Berkshire Hathaway	1.6% 15 May 2017	—	670,586
	Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	679,996
	Boeing Co	5.125% 15 Feb 2013	—	445,924
	Boston PPTYS Ltd	3.7% 15 Nov 2018	—	280,575
	BP Capital Markets	1.375% 06 Nov 2017	—	853,589
	BP Capital Markets	1.846% 05 May 2017	—	946,561
	BP Capital Marlkets	4.5% 01 Oct 2020	—	786,289
	BP Capital Marlkets	3.125% 01 Oct 2015	—	1,034,659
	British Telecom	5.95% 15 Jan 2018	—	142,103
	British Telecom	2.0% 22 Jun 2015	—	380,752
	Bunge Limited	5.875% 15 May 2013	—	114,075
	Bunge Limited	8.5% 15 Jun 2019	—	314,780
	Burlignton North Santa Fe	5.75% 15 Mar 2018	—	318,374
	Cameron Intl Corp	1.0% 02 Jun 2014	—	946,949
	Canadian Natl Railway	1.45% 15 Dec 2016	—	941,953
	Capital One Bank	8.8% 15 Jul 2019	—	673,097
	Capital One Financial	5.25% 21 Feb 2017	—	422,220
	Capital One Financial	7.375% 23 May 2014	—	620,260
	Capital One Financial	2.125% 15 Jul 2014	—	962,430
	Capital One Multi Asset	1.0% 15 Mar 2017	—	561,212
	Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	485,732
	Carmax Auto owner Trust	1.410% 16 Feb 2016	—	928,095
	Carmax Auto Trust	0.84% 15 Mar 2017	—	1,584,797
	Caterpillar	1.25% 06 Nov 2017	—	560,014
	CBS Corp	8.875% 15 May 2019	—	223,481
	CBS Corp	5.75% 15 Apr 2020	—	297,693
	CD Commercial Mortgage Trust	5.322% 11 Dec 2049	—	1,565,276

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cellco Part/Veri Wireless	8.5% 15 Nov 2018	—	455,890
Centerpoint Energy	4.5% 15 Jan 2021	—	110,844
Chase Issuance Trust	0.54% 16 Oct 2017	—	481,859
CIT Equipment Trust	1.1% 22 Aug 2016	—	264,316
Citigroup Commercial Mtg	1.0% 10 Dec 2049	—	459,327
Citigroup Inc	6.5% 19 Aug 2013	—	196,636
Citigroup Inc	5.5% 11 Apr 2013	—	196,942
Citigroup Inc	5.375% 09 Aug 2020	—	454,845
Citigroup Inc	5.375% 09 Aug 2020	—	493,897
Citigroup Inc	6.125% 21 Nov 2017	—	580,005
Citigroup Inc	4.5% 14 Jan 2022	—	802,533
Citigroup Inc	6.01% 15 Jan 2015	—	910,607
Citigroup Inc	4.5% 14 Jan 2022	—	2,028,083
Citigroup Mortgage Loan Trust	1.0% 25 Jan 2033	—	63,591
Citigroup/Deutsche Bank Comm	5.431% 15 Oct 2049	—	257,239
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	440,366
Clorox Company	5.95% 15 Oct 2017	—	550,727
CNH 2010 A	2.49% 15 Jan 2016	—	926,619
CNH 2010 B	1.74% 17 Jan 2017	—	1,029,040
CNH Equipment Trust	0.94% 15 May 2017	—	377,469
Cobalt CMBS	1.0% 15 Apr 2047	—	1,920,860
Coca Cola Co	3.3% 01 Sep 2021	—	1,504,255
Comcast Corp	4.95% 15 Jun 2016	—	181,281
Comcast Corp	6.5% 15 Jan 2017	—	205,712
Comcast Corp	6.3% 15 Nov 2017	—	561,975
Comcast Corp	5.15% 01 Mar 2020	—	577,621
Comm Mortgage Trust	3.147% 15 Aug 2045	—	251,994
Cons Edison Co	5.3% 01 Dec 2016	—	897,772
Constellation Energy	5.15% 01 Dec 2020	—	96,932
Consumers Energy Co	6.125% 15 Mar 2019	—	335,282
Countrywide Asset Backed	1.0% 25 Feb 2035	—	204,102
Countrywide Finl Corp	6.25% 15 May 2016	—	78,103
Coventry Health Care Inc	6.125% 15 Jan 2015	—	31,944
Coventry Health Care Inc	5.95% 15 Mar 2017	—	96,306
Coventry Health Care Inc	6.3% 15 Aug 2014	—	273,739
Cox Communications	5.45% 15 Dec 2014	—	331,644
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	143,331
Credit Suisse Mortgage	1.0% 15 Jun 2038	—	641,732
Credit Suisse Mortgage	5.467 15 Sep 2039	—	840,986
Credit Suisse Mortrgage Capital	5.467% 15 Sep 2039	—	1,504,923
CS First Boston Mortgage	1.0% 15 Jan 2037	—	304,720
CS First Boston Mortgage	1.0% 15 Feb 2038	—	314,953
CVS Caremark Corp	2.75% 01 Dec 2022	—	679,917
DelHaize Group	4.125% 10 Apr 2019	—	724,393
Delta Airlines	7.75% 17 Jun 2021	—	650,494
Diageo Capital Plc	7.375% 15 Jan 2014	—	323,153
Directv Holdings	4.75% 01 Oct 2014	—	150,898
Directv Holdings	3.8% 15 Mar 2022	—	241,326
Directv Holdings	4.6% 15 Feb 2021	—	263,780

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Discover Bank	7.0% 15 Apr 2020	—	484,098
Discover Card Master Trust	1.0% 15 Sep 2015	—	150,263
Discover Card Master Trust	0.86% 15 Nov 2017	—	265,848
Discover Card Master Trust	0.81% 15 Aug 2017	—	304,427
DNB Bank ASA	3.2% 03 Apr 2017	—	513,851
Dominion Resources	1.95% 15 Aug 2016	—	941,551
Dow Chemical Co	8.55% 15 May 2019	—	314,495
Dow Chemical Co	4.125% 15 Nov 2021	—	341,688
Dow Chemical Co	2.5% 15 Feb 2016	—	460,697
Dow Chemical Co	4.125% 15 Nov 2021	—	469,821
DryRock Issuane Trust	0.64% 15 Aug 2018	—	574,714
Duke Energy Carolinas	5.1% 15 Apr 2018	—	582,522
Duke Realty LP	8.25% 15 Aug 2019	—	186,932
Embarq Corp	7.995% 01 Jun 2036	—	683,605
Encana Corp	3.9% 15 Nov 2021	—	576,954
ENEL Finance Intl	6.25% 15 Sep 2017	—	1,376,087
Energy Transfer Partners	6.7% 01 Jul 2018	—	577,799
Energy Transfer Partners	6.0% 01 Jul 2013	—	673,496
Ensco Plc	3.25% 15 Mar 2016	—	909,512
Enterprise Products	5.2% 01 Sep 2020	—	296,662
Enterprise Products	6.5% 31 Jan 2019	—	531,336
Enterprise Products	1.25% 13 Aug 2015	—	965,946
EQT Corp	8.125% 01 Jun 2019	—	168,906
ERAC USA Finance	2.25% 10 Jan 2014	—	1,673,822
ERAC USA Finance	2.25% 10 Jan 2014	—	940,294
Ericsson LM	4.125% 15 May 2022	—	506,485
ERP Operating LP	5.25% 15 Sep 2014	—	434,507
Exelon Generation Co	4.0% 01 Oct 2020	—	906,771
Express Scripts	6.25% 15 Jun 2014	—	99,712
Express Scripts	3.125% 15 May 2016	—	945,380
Federal Realty Invs Trust	5.4% 01 Dec 2013	—	654,458
Federal Rlty Invt Tr	5.65% 01 Jun 2016	—	307,011
FHLMC Multifamily Structured	1.655% 25 Nov 2016	—	929,141
FHLMC Multifamily Structured	2.086% 25 Mar 2019	—	946,712
FHLMC Multifamily Structured	2.746% 25 Dec 2019	—	951,362
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	1,237,374
FHLMC Multifamily Structured	3.154% 25 Feb 2018	—	1,481,984
FHLMC Multifamily Structured	2.130% 25 Jan 2019	—	2,666,062
FHLMC Multifamily Structured	1.883% 25 May 2019	—	3,295,630
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	3,973,635
Fifth Third Bancorp	3.5% 15 Mar 2022	—	193,069
FirstEnergy Solutions	6.050% 15 Aug 2021	—	507,565
For Motor Credit Co	5.0% 15 May 2018	—	828,125
Ford Credit Auto	1.0% 15 Jan 2016	—	977,956
Ford Credit Auto	4.2% 15 Feb 2017	—	1,360,403
Ford Credit Auto Lease Trust	0.74% 15 Sep 2013	—	92,969
Ford Credit Auto Lease Trust	0.68% 15 Jan 2014	—	164,646
Ford Credit Auto Lease Trust	1.0% 15 Sep 2017	—	319,993
Ford Credit Auto Lease Trust	0.54% 15 Nov 2014	—	531,561

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ford Motor Credit Co	8.125% 15 Jan 2020	—	986,647
Ford Motor Credit Co	5.875% 02 Aug 2021	—	1,021,537
Gazprom	6.212% 22 Nov 2016	—	334,039
GCCGC Commerical Mortgage	5.444% 10 Mar 2039	—	1,010,294
GDF Suez	1.625% 10 Oct 2017	—	173,450
GE Capital	1.76% 15 Sep 2022	—	460,000
GE Capital	1.36% 17 Aug 2020	—	536,539
GE Equipment Midticket LLC	1.0% 24 Aug 2015	—	199,319
General Electric Cap Corp	4.65% 17 Oct 2021	—	216,866
General Electric Cap Corp	4.375% 16 Sep 2020	—	484,061
General Electric Cap Corp	2.3% 27 Apr 2017	—	692,273
General Electric Cap Corp	4.65% 17 Oct 2021	—	995,360
General Electric Cap Corp	5.5% 08 Jan 2020	—	1,124,885
General Electric Cap Corp	5.625% 01 May 2018	—	1,244,263
General Electric Cap Corp	1.76% 15 Sep 2022	—	1,414,255
General Mills Inc	5.25% 15 Aug 2013	—	170,521
Glaxosmithkline	1.5% 08 May 2017	—	909,734
Goldman Sachs	6.15% 01 Apr 2018	—	847,309
Goldman Sachs Group	6.75% 01 Oct 2037	—	220,924
Goldman Sachs Group	6.0% 15 Jun 2020	—	359,016
Goldman Sachs Group	5.75% 24 Jan 2022	—	374,487
Goldman Sachs Group	7.5% 15 Feb 2019	—	490,554
Goldman Sachs Group	6.25% 01 Sep 2017	—	1,034,764
Goldman Sachs Group Inc	5.75% 24 Jan 2022	—	535,804
Goldman Sachs Group Inc	5.25% 27 Jul 2021	—	822,215
Greenwich Capital Commercial	5.444% 10 Mar 2039	—	1,268,480
GS Mortgage Securities Corp	1.0% 06 Mar 2020	—	156,430
GS Mortgage Securities Corp	1.0% 10 Aug 2038	—	375,919
GS Mortgage Securities Corp	2.773% 10 Nov 2045	—	688,749
GS Mortgage Securities Corp	4.751% 10 Jul 2039	—	788,422
Guardian Life Insurance	7.375% 30 Sep 2039	—	195,151
Hanover Ins Group	7.625% 15 Oct 2025	—	163,250
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	366,637
Hartford Finl Svcs	4.0% 30 Mar 2015	—	82,394
Hartford Finl Svcs	5.125% 15 Apr 2022	—	224,925
Hartford Finl Svcs	5.5% 30 Mar 2020	—	270,654
HCP Inc	5.375% 01 Feb 2021	—	569,385
Health Care Inc	2.25% 15 Mar 2018	—	594,048
Healthcare Realty Trust	5.125% 01 Apr 2014	—	180,521
Healthcare Realty Trust	5.25% 15 Jan 2022	—	553,524
Healthcare Reit	2.25% 15 Mar 2018	—	370,063
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	331,465
Hess Corp	7.0% 15 Feb 2014	—	203,241
Hewlett Packard Co	4.65% 09 Dec 2021	—	214,283
Hewlett Packard Co	4.3% 01 Jun 2021	—	255,835
Hewlett Packard Co	1.0% 30 May 2014	—	878,875
Hewlett Packard Co	1.0% 24 May 2013	—	1,749,328
Honda Auto Receivables	0.7% 16 Feb 2016	—	499,791
Honda Auto Receivables	0.56% 15 May 2016	—	863,558

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
HSBC	5.1% 05 Apr 2021	—	264,723
HSBC	4.0% 30 Mar 2022	—	549,574
HSBC	2.375% 13 Feb 2015	—	902,314
HSBC Holdings	4.0% 30 Mar 2022	—	725,651
Humana Inc	7.2% 15 Jun 2018	—	522,822
Huntington Auto Trust	1.01% 15 Jan 2016	—	297,911
Huntington Auto Trust	1.18% 15 Jun 2017	—	1,137,758
Hutch Whampoa	2.0% 08 Nov 2017	—	706,109
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	730,662
Hyundai Capital Services	4.375% 27 Jul 2016	—	524,088
ING Bank NV	2.0% 25 Sep 2015	—	500,760
Intel Corp	1.35% 15 Dec 2017	—	969,517
INTL BK Recon & Develop	9.25% 15 Jul 2017	—	165,579
Intl Paper Co	7.95% 15 Jun 2018	—	264,617
Intl Paper Co	4.75% 15 Feb 2022	—	330,862
JPMorgan Chase Coml Mtg	4.302% 15 Jan 2038	—	22,772
JPMorgan Chase Coml Mtg	1.0% 12 Dec 2044	—	113,428
JPMorgan Chase Coml Mtg	5.198% 15 Dec 2044	—	210,194
JPMorgan Chase Comm Mtg	2.749% 15 Nov 2043	—	406,437
JPMorgan Chase Comm Mtg	2.84% 15 Dec 2047	—	894,162
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	168,936
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	242,568
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	313,572
JPMorgan Chase & Co	4.75% 01 May 2013	—	351,002
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	466,745
JPMorgan Chase & Co	3.45% 01 Mar 2016	—	517,555
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	964,760
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	1,038,508
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	1,334,077
JPMorgan Chase & Co	5.125% 15 Sep 2014	—	1,352,769
JPMorgan Chase Bank	6.0% 01 Oct 2017	—	461,542
JPMorgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	1,533,141
JPMorgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	257,426
JPMorgan Chase Commercial Mortgage	5.552% 12 May 2045	—	587,814
JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	772,979
Kazmunaygas National	7.0% 05 May 2020	—	248,760
Kinder Morgan Energy	4.15% 01 Mar 2022	—	206,983
Kinder Morgan Energy	3.95% 01 Sep 2022	—	390,815
Kinder Morgan Energy	6.85% 15 Feb 2020	—	761,374
Kohls Corporation	3.25% 01 Feb 2023	—	196,844
Korea Finance Corp	2.25% 07 Aug 2017	—	888,090
Korea National Oil Corp	3.125% 3 Apr 2017	—	506,152
Kroger Co	3.4% 15 Apr 2022	—	364,885
Lab Corp	2.2% 23 Aug 2017	—	54,024
LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	191,598
LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	340,497
LB UBS Commercial Mortgage	1.0% 15 Jun 2038	—	793,443
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	46,527
Liberty PPTY Ltd	5.5% 15 Dec 2016	—	77,486

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Lincoln National Corp	4.3% 15 Jun 2015	—	146,788
Lincoln National Corp	8.75% 01 Jul 2019	—	132,949
LSI Open Position	0.01% 31 Dec 2060	—	13,863
MacQuarie Bank	5.0% 22 Feb 2017	—	99,138
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	202,054
Macys Retail Holdings	3.875% 15 Jan 2022	—	503,852
Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	247,119
Marathon Petroleum Corp	3.5% 01 Mar 2016	—	62,253
Marathon Petroleum Corp	5.125% 01 Mar 2021	—	359,021
Marriott International	3.0% 01 Mar 2019	—	444,389
McKesson Corp	0.95% 04 Dec 2015	—	200,089
McKesson Corp	6.5% 15 Feb 2014	—	248,981
McKesson Corp	3.25% 01 Mar 2016	—	1,081,319
Merill Lynch Mortgage	1.0% 25 Aug 2036	—	62,039
Merill Lynch Mortgage	4.96 12 Jul 2038	—	366,337
Merill Lynch/Countrywide Mortgage	1.0% 12 Jun 2046	—	426,652
Merill Lynch/Countrywide Mortgage	5.7% 12 Sep 2049	—	845,825
Merill Lynch/Countrywide Mortgage	1.0% 12 Jul 2046	—	860,234
Merrill Lynch & Co	6.875% 25 Apr 2018	—	176,238
Merrill Lynch & Co	6.05% 16 May 2016	—	434,554
Merrill Lynch & Co	6.4% 28 Aug 2017	—	1,251,290
Merrill Lynch & Co	6.875% 25 Apr 2018	—	1,409,904
Merrill Lynch/Countrywide Comm	1.0% 12 Mar 2051	—	1,265,186
Merrill Lynch/Countrywide Comm	1.0% 12 Feb 2039	—	1,922,498
Methanex Corp	3.25% 15 Dec 2019	—	235,281
Metlife Inc	7.171% 15 Feb 2019	—	150,781
Metlife Inc	6.75% 01 Jun 2016	—	352,076
Metlife Inc	6.817% 15 Aug 2018	—	454,309
Microsoft Corp	0.875% 15 Nov 2017	—	193,908
Mid State Trust	8.33% 01 Apr 2030	—	254,291
Mondelez International	6.5% 11 Aug 2017	—	297,611
Mondelez International	6.125% 01 Feb 2018	—	1,013,988
Morgan Stanley	6.25% 28 Aug 2017	—	111,556
Morgan Stanley	5.55% 27 Apr 2017	—	221,514
Morgan Stanley	5.5% 28 Jul 2021	—	345,264
Morgan Stanley	5.625% 23 Sep 2019	—	352,746
Morgan Stanley	5.5% 24 Jul 2020	—	548,257
Morgan Stanley	1.0% 29 Apr 2013	—	683,817
Morgan Stanley	3.45% 02 Nov 2015	—	685,475
Morgan Stanley	5.95% 28 Dec 2017	—	767,086
Morgan Stanley	1.0% 15 Oct 2015	—	1,322,192
Morgan Stanley	6.625% 01 Apr 2018	—	1,464,621
Morgan Stanley	6.625% 01 Apr 2018	—	1,493,339
Morgan Stanley	5.5% 28 Jul 2021	—	531,175
Morgan Stanley Capital I	1.0% 12 Aug 2041	—	169,858
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	611,718
Morgan Stanley Capital I	4.989% 13 Aug 2042	—	1,118,088
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	1,326,674
Morgan Stanley Capital I	5.325% 15 Dec 2043	—	193,944

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Motel 6 Trust	1.948% 05 Oct 2025	—	500,796
Murphy Oil Corp	2.5% 01 Dec 2017	—	465,824
Nabors Industries	9.25% 15 Jan 2019	—	940,650
Nabors Industries Inc	9.25% 15 Jan 2019	—	385,280
National Grid Plc	6.3% 01 Aug 2016	—	565,448
NBC Universal Media	5.15% 30 Apr 2020	—	467,948
NBC Universal Media	4.375% 01 Apr 2021	—	547,444
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	737,666
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	927,578
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	3,044,881
Nevada PWR Co	6.5% 01 Aug 2018	—	306,155
News America Inc	9.25% 01 Feb 2013	—	230,461
News America Inc	4.5% 15 Feb 2021	—	428,700
Nextera Energy	1.611% 01 Jun 2014	—	527,068
Niagara Mohawk Power	3.553% 01 Oct 2014	—	382,237
NiSource Finance Corp	5.25% 15 Sep 2017	—	390,194
NiSource Finance Corp	6.8% 15 Jan 2019	—	442,526
Nissan Auto Lease Trust	0.45% 15 Jun 2015	—	249,501
Nissan Auto Lease Trust	0.68% 15 Jul 2014	—	400,886
Noble Energy	8.25% 01 Mar 2019	—	443,268
Noble Holding Intl	4.9% 01 Aug 2020	—	40,561
Nordea Bank AB	1.0% 14 Jan 2014	—	785,381
Nordea Bank AB	4.875% 14 Jan 2021	—	1,356,870
Norfolk Southern Corp	5.75% 01 Apr 2018	—	226,982
Occidental Petroleum	1.75% 15 Feb 2017	—	964,481
Omnicom Group	3.625% 01 May 2022	—	169,561
Oneok Inc	4.25% 01 Feb 2022	—	513,638
Oracle	1.2% 15 Oct 2017	—	1,456,569
Orange & Rockland Utility	2.5% 15 Aug 2015	—	1,705,712
Orix Corp	4.71% 27 Apr 2015	—	306,729
Owens Corning Inc	6.5% 01 Dec 2016	—	228,897
Penarth Master	1.0% 18 Dec 2014	—	542,057
Pernod Richard SA	4.25% 15 Jul 2022	—	487,361
Petrobras Intl	5.75% 20 Jan 2020	—	399,428
Petronas Capital Ltd	5.25% 12 Aug 2019	—	456,943
Phillips 66	4.3% 01 Apr 2022	—	539,112
Phillips 66	4.3% 01 Apr 2022	—	1,198,027
PNC Bank	6.875% 01 Apr 2018	—	517,423
PNC Financial Services	1.0% 09 Nov 2022	—	245,086
Precision Castparts Corp	1.25% 15 Jan 2018	—	698,040
Prudential Financial	4.5% 16 Nov 2021	—	986,541
Prudential Financial	5.375% 21 Jun 2020	—	1,361,605
Prudential Financial	4.5% 15 Nov 2020	—	309,071
Questar Corp	2.75% 01 Feb 2016	—	562,495
Rabobank	3.95% 09 Nov 2022	—	543,962
Rabobank	4.5% 11 Jan 2021	—	1,095,512
Rabobank	3.95% 09 Nov 2022	—	253,516
Raytheon Co	3.125% 15 Oct 2020	—	990,289
Regency Centers LP	5.25% 01 Aug 2015	—	64,833

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Regency Centers LP	5.875% 15 Jun 2017	—	163,448
Renaissance Home Equity	1.0% 25 Nov 2034	—	206,461
Republic Services Inc	3.8% 15 May 2018	—	13,930
Republic Services Inc	5.0% 01 Mar 2020	—	402,391
Residential Asset Securities	1.0% 25 May 2033	—	8,354
Reynolds American Inc	3.25% 01 Nov 2022	—	227,140
Rio Tinto	1.625% 21 Aug 2017	—	320,723
Rio Tinto	3.5% 02 Nov 2020	—	490,754
Rowan Companies Inc	5.0% 01 Sep 2017	—	384,380
Royal Bank Scotland	2.55% 18 Sep 2015	—	558,593
Royal BK Scotland Plc	5.0% 01 Oct 2014	—	360,534
Royal BK Scotland Plc	6.125% 11 Jan 2021	—	459,254
Santander	3.724% 20 Jan 2015	—	1,444,166
Santander Drive Auto Receivable	0.47% 15 Sep 2015	—	219,318
Santander Holdings	4.625% 19 Apr 2016	—	132,471
Santander Holdings	0.62% 15 Jul 2016	—	404,540
Saxon Assets	1.0% 25 Aug 2032	—	219
SCSLC 2010	1.0% 25 Jul 2025	—	2,207,313
Sempra Energy	6.5% 01 Jun 2016	—	337,084
Shell International	1.125% 21 Aug 2017	—	489,622
SLH Open Position	0.01% 31 Dec 2060	—	3,960
SLM Corp	5.0% 01 Oct 2013	—	99,782
SLM Corp	5.375% 15 Jan 2013	—	146,200
SLM Corp	7.25% 25 Jan 2022	—	322,372
SLM Corp	8.45% 15 Jun 2018	—	456,146
SLM Student Trust	1.0% 25 Sep 2019	—	1,306,876
Smart Trust	1.22% 14 Nov 2013	—	80,921
Smart Trust	0.67% 14 Jun 2015	—	331,406
Smart Trust	1.25% 14 Aug 2018	—	1,064,997
Snap On Inc	4.25% 15 Jan 2018	—	349,049
Societe Generale	2.5% 15 Jan 2014	—	236,293
Southern CA Edison	5.5% 15 Aug 2018	—	476,716
Southern Cal Edison	5.75% 15 Mar 2014	—	703,512
Southern Co	1.95% 01 Sep 2016	—	944,188
Southwest Airlines Co	5.75% 15 Dec 2016	—	165,341
Southwest Airlines Co	5.25% 01 Oct 2014	—	191,906
Southwestern Elec Power	5.875% 01 Mar 2018	—	879,416
Spectra Energy Capital	8.0% 01 Oct 2019	—	450,529
Spectra Energy Capital	5.668% 15 Aug 2014	—	705,908
Spectra Energy Partners	2.95% 15 Jun 2016	—	446,440
SPI Electricity	6.15% 15 Nov 2013	—	251,946
Staples Inc	9.75% 15 Jan 2014	—	291,406
Stryker Corp	2.0% 30 Sep 2016	—	954,011
Talent Yield Investments	4.5% 25 Apr 2022	—	524,655
Teck Resources	3.75% 01 Feb 2023	—	684,794
Teck Resources	4.5% 15 Jan 2021	—	699,917
Telecom Italia	7.175% 18 Jun 2019	—	277,121
Telecom Italia	6.999% 04 Jun 2018	—	1,236,594
Telefonica Emisiones	5.462% 16 Feb 2021	—	171,475

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Telefonica Emisiones	5.462% 16 Feb 2021	—	1,486,117
Thomson Reuters Corp	5.95% 15 Jul 2013	—	686,427
Time Warner Cable Inc	5.0% 01 Feb 2020	—	357,476
Time Warner Inc	7.5% 01 Apr 2014	—	359,077
Time Warner Inc	4.7% 15 Jan 2021	—	471,586
Time Warner Inc	3.4% 15 Jun 2022	—	472,746
Time Warner Inc	4.7% 15 Jan 2021	—	549,259
Time Warner Inc	4.875% 15 Mar 2020	—	592,003
Total Capital SA	4.45% 24 Jun 2020	—	976,579
Total Capital SA	3.0% 24 Jun 2015	—	1,441,294
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	949,857
Trans Canada Pipelines	3.4% 01 Jun 2105	—	300,161
TransOcean Inc	2.5% 15 Oct 2017	—	354,573
Travelers Cos	5.75% 15 Dec 2017	—	437,976
Tyson Foods	4.5% 15 Jun 2022	—	538,099
UBS AG	2.25% 28 Jan 2014	—	395,498
UBS AG	5.875% 20 Dec 2017	—	580,055
UBS AG	1.0% 28 Jan 2014	—	588,387
UBS AG	5.875% 15 Jul 2016	—	581,803
UFJ Finance Aruba	6.75% 15 Jul 2013	—	155,845
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	228,798
Union Bank NA	1.0% 06 Jun 2014	—	688,004
Unum Group	5.625% 15 Sep 2020	—	423,183
US Bancorp	2.95% 15 Jul 2022	—	595,706
US Bancorp	2.2% 15 Nov 2016	—	964,741
US Cellular Corp	6.7% 15 Dec 2033	—	204,533
Valero Energy	6.125% 01 Feb 2020	—	311,704
Verizon Communications	2.45% 01 Nov 2022	—	970,121
Vesey Street	1.0% 09 Jan 2016	—	1,893,130
Vesey Street Investment	1.0% 01 Sep 2016	—	176,692
Viacom Inc	5.625% 15 Sep 2019	—	75,728
Wachovia Bank	4.8% 01 Nov 2014	—	281,419
Wachovia Corp	5.5% 01 May 2013	—	331,943
Wachovia Corp	5.5% 01 May 2013	—	1,783,574
Walgreen Co	1.0% 13 Mar 2015	—	785,270
Waste Mgmt Inc	7.375% 15 May 2029	—	64,337
Waste Mgmt Inc	4.75% 30 Jun 2020	—	467,546
Weatherford Bermuda	6.0% 15 Mar 2018	—	24,500
Weatherford Bermuda	5.125% 15 Sep 2020	—	510,187
Well Fargo & Company	1.0% 15 Jun 216	—	495,248
Well Fargo & Company	1.5% 16 Jan 2018	—	619,931
Wellpoint Inc	3.3% 15 Jan 2023	—	181,003
Wellpoint Inc	1.25% 10 Sep 2015	—	628,722
Wellpoint Inc	6.0% 15 Feb 2014	—	737,564
Wells Fargo & Company	5.625% 11 Dec 2017	—	441,747
Wells Fargo & Company	2.1% 08 May 2017	—	932,108
Wells Fargo Commercial Mtg	2.918% 15 Oct 2045	—	1,429,542
Western Union Co	2.375% 10 Dec 2015	—	78,335
Westpac Banking	1.125% 25 Sep 2015	—	683,671

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	WF RBS Commercial Mortgage	1.0% 15 Nov 2044	—	1,281,522
	Williams Companies	3.7% 15 Jan 2023	—	323,442
	Williams Partners LP	4.0% 15 Nov 2021	—	354,452
	Williams Partners LP	3.35% 15 Aug 2022	—	540,115
	Willis North America Inc	7.0% 29 Sep 2019	—	91,889
	Willis North America Inc	7.0% 29 Sep 2019	—	212,494
	Willis North America Inc	6.2% 28 Mar 2017	—	349,536
	World Financial Network	1.76% 17 May 2021	—	320,267
	World Financial Network	3.14% 17 Jan 2023	—	1,519,465
	World Omni Auto	0.93% 16 Nov 2015	—	284,425
	WPP Finance	4.75% 21 Nov 2021	—	204,798
	Xerox Corp	5.625% 15 Dec 2019	—	457,363
	Xerox Corporation	8.25% 15 May 2014	—	78,674
	XL Group Plc	5.25% 15 Sep 2014	—	347,685

			—	293,972,163

	Benefit Responsive Interest Rate Wrapper Contracts

*	Transamerica	Open Ended Maturity	—	(495,139)
*	Bank of America NT & SA	Open Ended Maturity	—	(495,998)

			—	(991,137)

	Synthetic Guaranteed Investment Contracts (contract value equals $708,605,720)			$777,297,369

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	90,078,737
*	SSgA S & P 500 Flagship Fund	Commingled Investments	—	197,250,098
*	SSgA US Small CAP Index Futures FD CMT4	Commingled Investments	—	94,187,164

	Commingled Investments			$381,515,999

Registered Investment Companies:

	Aberdeen Asia Pacific Income Fund	Registered Investment Company	—	54,714
	Acadian Emerging Markets Port Instl	Registered Investment Company	—	5,352
	Aegis Value Fund Inc	Registered Investment Company	—	4,924
	Aim European Growth Investors	Registered Investment Company	—	921
	Amana Mutual Fund Trust Income	Registered Investment Company	—	17,721
	Amer Century Target Maturities	Registered Investment Company	—	43,168
	American Capital Income Builder	Registered Investment Company	—	24,503
	American Capital World Growth & Income	Registered Investment Company	—	9,527
	American Capital World Growth & Income	Registered Investment Company	—	9,835
	American Century Balanced Investor	Registered Investment Company	—	2,633
	American Century Equity Income	Registered Investment Company	—	20,244
	American Century Heritage	Registered Investment Company	—	2,106
	American Europacific Growth	Registered Investment Company	—	8,853
	American Europacific Growth	Registered Investment Company	—	23,038

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
American Fundamental Investors	Registered Investment Company	—	10,012
American High-Income	Registered Investment Company	—	13,141
American Income Fund of America	Registered Investment Company	—	14,166
American Income Fund of America	Registered Investment Company	—	7,609
American Mutual Fund	Registered Investment Company	—	7,805
American New Economy Fund	Registered Investment Company	—	7,977
American New Perspective	Registered Investment Company	—	29,024
American New World Fund	Registered Investment Company	—	9,479
American Smallcap World Class F1	Registered Investment Company	—	8,255
Ariel Appreciation	Registered Investment Company	—	20,186
Ariel Growth	Registered Investment Company	—	11,248
Artio International Equity Fund	Registered Investment Company	—	12,227
Artisan International Investor Class	Registered Investment Company	—	11,500
Artisan Intl Value Fund	Registered Investment Company	—	13,776
Barclays Bank Plc Ipath	Registered Investment Company	—	1,081
Barclays Bk Plc Ipath Etns	Registered Investment Company	—	9,493
Barclays Bk Plc Ipath Index	Registered Investment Company	—	10,999
Barclays Global Investors Funds Inc	Registered Investment Company	—	282
Baron Asset	Registered Investment Company	—	3,111
Baron Partners Fund	Registered Investment Company	—	19,384
Berkshire Focus Fund	Registered Investment Company	—	3,113
Berwyn Income Fund	Registered Investment Company	—	100,712
Blackrock Energy & Resources A	Registered Investment Company	—	33,372
Blackrock Equity Dividend Fund	Registered Investment Company	—	26,607
Blackrock Global Allocation Fund	Registered Investment Company	—	19,697
Blackrock Latin America Fund	Registered Investment Company	—	8,910
Brandywine Blue	Registered Investment Company	—	8,641
Bridgeway Aggressive Investor	Registered Investment Company	—	138,336
Bridgeway Small Cap Growth	Registered Investment Company	—	16,220
Brown Capital Mgt Small Company	Registered Investment Company	—	5,597
Buffalo Mid Cap Fund	Registered Investment Company	—	6,599
Buffalo Small Cap Growth	Registered Investment Company	—	21,824
Calamos Growth	Registered Investment Company	—	58,493
Calamos Growth Fund	Registered Investment Company	—	92,098
Clipper	Registered Investment Company	—	9,342
Columbia Acorn International	Registered Investment Company	—	8,731
Columbia Dividend Income Fund	Registered Investment Company	—	9,686
Columbia Marsico Intl	Registered Investment Company	—	4,573
Columbia Real Estate Equity	Registered Investment Company	—	61,377
Columbia Small Cap Core	Registered Investment Company	—	2,877
Columbia Strategic Income Fund	Registered Investment Company	—	7,170
Columbia Value And Restructuring	Registered Investment Company	—	37,931
Credit Suisse Ag Nassau Brh Exchange Traded Nts	Registered Investment Company	—	915
Credit Suisse Nassau Brh Elements	Registered Investment Company	—	—
CRM Mid Cap Value Investor	Registered Investment Company	—	15,124
Deutsche Bank Ag London Powershares Db Gold	Registered Investment Company	—	8,046
Direxion Latin America	Registered Investment Company	—	1
Direxion Shs ETF Tr Daily Finl Bear	Registered Investment Company	—	18,132
Direxion Shs ETF Tr Daily Gold Miners	Registered Investment Company	—	6,725

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Direxion Shs ETF Tr Daily Small Cap Bear 3	Registered Investment Company	—	6,750
Dodge & Cox Global Stock Fund	Registered Investment Company	—	5,569
Dodge & Cox Income	Registered Investment Company	—	97,854
Dodge & Cox International Stock Fund	Registered Investment Company	—	88,841
Dodge & Cox Stock	Registered Investment Company	—	127,149
Dreyfus Bond Market Index	Registered Investment Company	—	43,174
Dreyfus Opportunistic Midcap Value	Registered Investment Company	—	12,305
Dreyfus Premier Greater China	Registered Investment Company	—	875
Driehaus International Discovery	Registered Investment Company	—	11,301
DWS Rreef Real Estate Security	Registered Investment Company	—	3,417
DWS S&P 500 Index	Registered Investment Company	—	6,231
Dws Select Alternative Allocation Fund	Registered Investment Company	—	6,854
Eagle Small Cap Growth Fund	Registered Investment Company	—	6,816
Eaton Vance Ltd Duration Income Fund	Registered Investment Company	—	8,330
Eaton Vance Worldwide Health Sciences	Registered Investment Company	—	2,262
Fairholme Fund	Registered Investment Company	—	13,675
Fam Value	Registered Investment Company	—	67,351
Federated Strategic Value Dividend	Registered Investment Company	—	16,457
Fidelity Advisor Mid Cap	Registered Investment Company	—	2,857
Fidelity Advisor New Insights	Registered Investment Company	—	29,740
Fidelity Canada	Registered Investment Company	—	10,770
Fidelity Capital & Income	Registered Investment Company	—	44,886
Fidelity Capital Appreciation	Registered Investment Company	—	18,278
Fidelity Contrafund	Registered Investment Company	—	171,996
Fidelity Convertible Securities	Registered Investment Company	—	11,551
Fidelity Diversified International	Registered Investment Company	—	62,017
Fidelity Dividend Growth	Registered Investment Company	—	25,224
Fidelity Emerging Markets	Registered Investment Company	—	36,208
Fidelity Freedom 2025	Registered Investment Company	—	7,044
Fidelity High Income	Registered Investment Company	—	54,772
Fidelity International Discovery	Registered Investment Company	—	66,542
Fidelity International Real Estate Fund	Registered Investment Company	—	15,259
Fidelity Large Capital Stock	Registered Investment Company	—	3,284
Fidelity Latin America	Registered Investment Company	—	41,572
Fidelity Leveraged Company Stock	Registered Investment Company	—	3,387
Fidelity Low Priced Stock	Registered Investment Company	—	34,259
Fidelity New Markets Income	Registered Investment Company	—	64,649
Fidelity Select Biotechnology	Registered Investment Company	—	15,558
Fidelity Select Chemicals	Registered Investment Company	—	9,716
Fidelity Select Energy Service	Registered Investment Company	—	7,533
Fidelity Select Materials Portfolio	Registered Investment Company	—	2,899
Fidelity Select Natural Resources	Registered Investment Company	—	25,404
Fidelity Select Technology	Registered Investment Company	—	2,896
Fidelity Small Cap Discovery Fund	Registered Investment Company	—	22,522
Fidelity Small Cap Stock	Registered Investment Company	—	4,913
Fidelity Strategic Income	Registered Investment Company	—	24,956
Fidelity Strategic Real Return	Registered Investment Company	—	6,750
Fidelity US Bond Index	Registered Investment Company	—	9,054
Fidelity Value	Registered Investment Company	—	1,964

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
First Eagle Global	Registered Investment Company	—	139,344
Forward Global Emerg Markets Instl	Registered Investment Company	—	749
Forward International Equity Fund	Registered Investment Company	—	45,063
Franklin Global Real Estate	Registered Investment Company	—	7,225
Franklin Growth	Registered Investment Company	—	7,069
Franklin Strategic Inc	Registered Investment Company	—	9,785
Franklin Strategic Income	Registered Investment Company	—	16,704
Franklin Temp Mutual Series	Registered Investment Company	—	18,236
Franklin Utilities Advisor Class	Registered Investment Company	—	7,872
Fund*X Upgrader Fund	Registered Investment Company	—	20,844
Fundamental Investors	Registered Investment Company	—	33,325
Gabelli Equity Income Fund	Registered Investment Company	—	15,569
Gabelli Utilities Fund	Registered Investment Company	—	9,992
Gamco Growth Fund	Registered Investment Company	—	11,207
Global Resources Fund	Registered Investment Company	—	7,787
Global X Funds Global X Lithium ETF	Registered Investment Company	—	4,308
Global X Funds Global X Uranium ETF	Registered Investment Company	—	2,604
Goldman Sachs Asset Alloc Growth	Registered Investment Company	—	14,925
Goldman Sachs Mid Cap Val Fund	Registered Investment Company	—	3,667
Greenspring Fund	Registered Investment Company	—	19,689
Growth Fund of America	Registered Investment Company	—	18,076
Guggenheim Bric ETF	Registered Investment Company	—	10,806
Hancock Horizon Burkenroad	Registered Investment Company	—	117,664
Hancock John PFund Equity Income Fund	Registered Investment Company	—	4,382
Harbor Bond Inst.	Registered Investment Company	—	158,876
Harbor International	Registered Investment Company	—	97,456
Harbor International Investor Shares	Registered Investment Company	—	70,282
Heartland Value	Registered Investment Company	—	18,400
Hennessy Equity and Income	Registered Investment Company	—	13,117
Hennessy Focus Fund Investor Class	Registered Investment Company	—	2,643
Hussman Strategic Growth	Registered Investment Company	—	12,943
Hussman Strategic Total Return	Registered Investment Company	—	27,131
Icon Energy	Registered Investment Company	—	8,517
Icon Healthcare	Registered Investment Company	—	14,595
Icon Information Technology	Registered Investment Company	—	2,466
Icon Materials	Registered Investment Company	—	4,660
Invesco Intl Growth Fund	Registered Investment Company	—	5,900
Invesco Small Companies	Registered Investment Company	—	16,913
Invesco Van Kampen Equity and Income	Registered Investment Company	—	18,891
Ishares Barclays U S Aggregate Bd Fund	Registered Investment Company	—	23,333
Ishares Comex Gold Trust	Registered Investment Company	—	18,395
Ishares Iboxx $ Investop Corp Bond Fund	Registered Investment Company	—	42,927
Ishares Inc Mcsi Bric Index Fund	Registered Investment Company	—	6,004
Ishares Inc Msci Brazil Free Index Fund	Registered Investment Company	—	24,110
Ishares Inc Msci Singapore Index Fund	Registered Investment Company	—	39,674
Ishares Russell 1000 Growth	Registered Investment Company	—	2,764,247
Ishares S&P North American Natl Res Fund	Registered Investment Company	—	7,632
Ishares Silver Tr Ishares	Registered Investment Company	—	49,635
Ishares Tr Cohen & Steers Realty Majors Index Fund	Registered Investment Company	—	36,975

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ishares Tr Dow Jones U S Consumer Goods Fund	Registered Investment Company	—	13,536
Ishares Tr Dow Jones US Technology Fund	Registered Investment Company	—	14,310
Ishares Tr Ftse Nareit Mtg Plus Capped Index Fund	Registered Investment Company	—	7,334
Ishares Tr Ftse Xinhua Hk China 25 Index Fund	Registered Investment Company	—	6,081
Ishares Tr Iboxx $ High Yield Corp Bd Fund	Registered Investment Company	—	9,991
Ishares Tr Msci Eafe Index Fund	Registered Investment Company	—	46,904
Ishares Tr Msci Eafe Value Index Fund	Registered Investment Company	—	11,496
Ishares Tr Msci Emerging Mkts Index Fund	Registered Investment Company	—	99,364
Ishares Tr Nasdaq Biotechnology Index Fund	Registered Investment Company	—	13,789
Ishares Tr Russell 1000 Index Fund	Registered Investment Company	—	18,334
Ishares Tr Russell 2000 Value Index Fund	Registered Investment Company	—	11,627
Ishares Tr Russell Midcap Value Index Fund	Registered Investment Company	—	10,304
Ishares Tr S&P 500 Index Fund	Registered Investment Company	—	25,715
Ishares Tr S&P Micap 400 Growth Index Fund	Registered Investment Company	—	11,676
Ishares Tr S&P Midcap 400 Index Fund	Registered Investment Company	—	24,901
Ishares Tr S&P Midcap 400 Value Index Fund	Registered Investment Company	—	76,442
Ishares Tr S&P Smallcap 600/ Value Index Fund	Registered Investment Company	—	8,251
Ishares Tr S&P U S PFund Stk Index Fund	Registered Investment Company	—	1,981
Ishares Tr U S Treas Inflation Protected Secs Fund	Registered Investment Company	—	109,022
Ishares Trust High Divid Equity Fund	Registered Investment Company	—	16,512
Ishares Trust S&P Smallcap 600 Index Fund	Registered Investment Company	—	37,696
Iva International Fund	Registered Investment Company	—	9,367
Ivy Asset Strategy	Registered Investment Company	—	5,246
Ivy Global Natural Resources	Registered Investment Company	—	7,666
Ivy Mid Cap Growth	Registered Investment Company	—	7,629
Janus Balanced	Registered Investment Company	—	48,879
Janus Fund Class T Shares	Registered Investment Company	—	5,743
Janus Global Life Sciences Fund	Registered Investment Company	—	7,826
Janus Mercury	Registered Investment Company	—	12,052
Janus Orion Fund	Registered Investment Company	—	6,900
Janus Overseas	Registered Investment Company	—	13,321
Janus Triton Fund	Registered Investment Company	—	24,639
Janus Triton Fund	Registered Investment Company	—	54,474
Janus Worldwide Fund	Registered Investment Company	—	7,637
John Hancock Patriot Prem Divid Fund	Registered Investment Company	—	11,197
JP Morgan Mid Cap Value Instl	Registered Investment Company	—	408
JP Morgan Small Cap Equity Fund	Registered Investment Company	—	31,656
Kinetics Small Cap Opportunities	Registered Investment Company	—	9,308
Laudus Mondrian Emrg Markets	Registered Investment Company	—	20,610
Lazard Developing Mrkts Eq	Registered Investment Company	—	1,832
Liberty All Star Equity Fund	Registered Investment Company	—	106
Loomis Sayles Bond Retail Shares	Registered Investment Company	—	50,878
Loomis Sayles Global Bond Retail	Registered Investment Company	—	9,162
Loomis Sayles Invst Grade Bond C	Registered Investment Company	—	8,564
Mairs & Power Growth Fund	Registered Investment Company	—	23,200
Managers Fremont Micro-Cap Fund	Registered Investment Company	—	21,898
Managers Intermediate Duration Government	Registered Investment Company	—	23,656
Manning & Napier Equity Series	Registered Investment Company	—	56,043
Manning & Napier Overseas Series	Registered Investment Company	—	3,025

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Manning & Napier Pro Blend Max Term	Registered Investment Company	—	992
	Market Vectors ETF Tr Agribusiness ETF	Registered Investment Company	—	18,681
	Market Vectors ETF Tr Gold Miners ETF	Registered Investment Company	—	4,686
	Market Vectors ETF Tr India Small-Cap ETF	Registered Investment Company	—	11,133
	Market Vectors ETF Tr Steel ETF	Registered Investment Company	—	7,468
	Market Vectors ETF Tr Uran Nuclear Energy ETF	Registered Investment Company	—	8,643
	Marsico International Opportunities	Registered Investment Company	—	28,241
	Matthews Asia Dividend Fund	Registered Investment Company	—	12,477
	Matthews Asian Growth & Income Fund	Registered Investment Company	—	19,654
	Matthews Dragon Century China	Registered Investment Company	—	3,071
	Matthews India Fund	Registered Investment Company	—	8,576
	Matthews Pacific Tiger	Registered Investment Company	—	599
	Merger Fund	Registered Investment Company	—	49,084
	Meridian Fund	Registered Investment Company	—	34,071
	Meridian Value Fund	Registered Investment Company	—	7,163
	Metropolitan West Total Return Bond	Registered Investment Company	—	1,181
	Neuberger Berman Focus Investor	Registered Investment Company	—	3,995
	Neuberger Berman Real Estate Trust	Registered Investment Company	—	24,810
	Nicholas Fund	Registered Investment Company	—	24,310
	Nuveen Quality PFund Income Fund	Registered Investment Company	—	146,630
	Oakmark Equity & Income Fund	Registered Investment Company	—	244,182
	Oakmark Fund	Registered Investment Company	—	83,262
	Oakmark International	Registered Investment Company	—	35,798
	Oakmark International Small Cap	Registered Investment Company	—	16,321
	Oppenheimer Dev Markets	Registered Investment Company	—	25,340
	Oppenheimer Int’l Growth	Registered Investment Company	—	8,383
	Parnassus Equity Income Portfolio	Registered Investment Company	—	54,356
	Parnassus Fund	Registered Investment Company	—	4,998
	Parnassus Small Cap	Registered Investment Company	—	1,923
	Parnassus Workplace	Registered Investment Company	—	2,257
	Perkins Mid Cap Value	Registered Investment Company	—	6,530
	Permanent Portfolio Family of Funds	Registered Investment Company	—	313,953
	Permanent Versatile Bond Portfolio	Registered Investment Company	—	5,100
*	Pimco All Asset Inst Class	Registered Investment Company	—	300,542
*	Pimco Emerging Markets Bond Fund	Registered Investment Company	—	19,408
*	Pimco Investment Grade Corp Bond	Registered Investment Company	—	63,039
*	Pimco Real Return	Registered Investment Company	—	53,446
*	Pimco Stocksplus Tr Short Strategy	Registered Investment Company	—	13,481
*	Pimco Total Return	Registered Investment Company	—	13,255
*	Pimco Total Return	Registered Investment Company	—	27,519
	Powershares Db Commodity Index Fund	Registered Investment Company	—	4,778
	Powershares Db Multi Sectr Com Tr Power Shares	Registered Investment Company	—	3,938
	Powershares Exch Traded Fund	Registered Investment Company	—	8,735
	Powershares FTSE Rafi US 1000	Registered Investment Company	—	42,717
	Powershares Inter Dvd Achiev Powershares Funds	Registered Investment Company	—	24,770
	Powershares Qqq Tr Unit Ser 1	Registered Investment Company	—	100,952
	Primecap Odyssey Aggressive Growth Fund	Registered Investment Company	—	1,799
	Proshares Tr Ii Proshares Ultra Silver	Registered Investment Company	—	132
	Proshares Tr Ii Proshares Ultrashort Euro	Registered Investment Company	—	3,802

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Proshares Tr Proshares Ultra Nasdaq Biotechnology	Registered Investment Company	—	8,695
Proshares Tr Proshares Ultrashort 20 Yr Treas	Registered Investment Company	—	3,173
Proshares Tr Ultrapro Midcap400	Registered Investment Company	—	12,388
Proshares Tr Ultrapro Russell2000	Registered Investment Company	—	10,148
Proshares Tr Ultrashort Financials New	Registered Investment Company	—	302
Proshares Tr Ultrashort FTSE Xinhua China	Registered Investment Company	—	1,758
Proshares Trust Pshs Ulsht S&P 500	Registered Investment Company	—	33,278
Proshares Trust Ultra Financials	Registered Investment Company	—	28,884
Proshares Ultra Gas Proshares	Registered Investment Company	—	4,310
Proshares Ultra Health Care Proshares	Registered Investment Company	—	16,832
Proshares Ultra QQQProshares	Registered Investment Company	—	38,367
Proshares Ultra S&P 500 Proshares	Registered Investment Company	—	30,983
Prudential Jennison Natural Resources	Registered Investment Company	—	6,019
Putnam High Income Conv & Bd Fund	Registered Investment Company	—	19,875
Reaves Util Income Fund	Registered Investment Company	—	165
Rivernorth Core Opportunity Fund	Registered Investment Company	—	37,015
Royce Low Priced Stock Fund	Registered Investment Company	—	175,604
Royce Microcap	Registered Investment Company	—	90,792
Royce Opportunity Fund	Registered Investment Company	—	8,783
Royce Pa Mutual	Registered Investment Company	—	170,204
Royce Premier Series	Registered Investment Company	—	55,964
Royce Special Equity	Registered Investment Company	—	17,172
Royce Total Return Fund	Registered Investment Company	—	35,012
RS Global Natural Resources Fund	Registered Investment Company	—	5,842
Russell Emerging Markets	Registered Investment Company	—	5,627
Rydex ETF Tr S&P 500 Eql Weighted Index Fund	Registered Investment Company	—	16,354
Rydex Nasdaq 100 Inv Class	Registered Investment Company	—	2,557
Schroder Emerging Market Equity Adv	Registered Investment Company	—	56,671
Schwab 1000 Index Fund	Registered Investment Company	—	18,134
Schwab Fundamental Emg Mkts Index Instl	Registered Investment Company	—	9,752
Schwab Strategic Tr US Dividend Equity ETF	Registered Investment Company	—	39,676
Schwab Strategic Tr US Large Cap Value ETF	Registered Investment Company	—	91,670
Schwab Strategic Tr US Tips ETF	Registered Investment Company	—	57,454
Scout International Fund	Registered Investment Company	—	1,061
Sector Spdr Tr Shs Ben Int Financial	Registered Investment Company	—	8,195
Sector Spdr Tr Shs Ben Int Technology	Registered Investment Company	—	7,397
Sector Spdr Tr Shs Ben Int Utilities	Registered Investment Company	—	23,385
Select Energy	Registered Investment Company	—	15,196
Select Medical Delivery	Registered Investment Company	—	52,217
Select Natural Gas	Registered Investment Company	—	2,197
Select Sector Spdr Tr Health Care	Registered Investment Company	—	31,303
Selected American Shares	Registered Investment Company	—	86,294
Shelton S&P Mid Cap Index	Registered Investment Company	—	12,203
Skyline Special Equities	Registered Investment Company	—	8,730
Spartan 500 Index Fund Advantage	Registered Investment Company	—	111,947
Spartan Total Market Index	Registered Investment Company	—	34,761
Spdr Dow Jones Indl Average ETF Tr Unit Ser 1	Registered Investment Company	—	13,058
Spdr Gold Tr Gold Shs	Registered Investment Company	—	298,441
Spdr Index Shs Funds Dj Wilshire Intl Real Estate	Registered Investment Company	—	17,102

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Spdr Index Shs Funds S&P Intl Health Care	Registered Investment Company	—	14,350
	Spdr S&P 500 ETF Trust Unit Ser 1 S&P	Registered Investment Company	—	161,203
	Spdr Ser Tr Dj Wilshire Reit ETF	Registered Investment Company	—	47,609
	Spdr Ser Tr Dow Jones Mid Cap ETF	Registered Investment Company	—	11,127
	Spdr Ser Tr S&P Biotech ETF	Registered Investment Company	—	35,164
	Spdr Ser Tr S&P Pharmaceuticals ETF	Registered Investment Company	—	8,610
	Spdr Ser Tr Wells Fargo PFund Stock ETF	Registered Investment Company	—	19,158
*	SSgA Emerging Markets	Registered Investment Company	—	29,421
*	SSgA International Stock Selection	Registered Investment Company	—	7,139
	T Rowe Price Cap Appreciation	Registered Investment Company	—	239,058
	T Rowe Price Corporate Income	Registered Investment Company	—	121,903
	T Rowe Price Emerg Euro & Mediterranean	Registered Investment Company	—	2,585
	T Rowe Price Growth Stock	Registered Investment Company	—	9,354
	T Rowe Price Growth Stock Advisor	Registered Investment Company	—	3,192
	T Rowe Price Health Sciences	Registered Investment Company	—	22,049
	T Rowe Price High Yield Bond	Registered Investment Company	—	25,566
	T Rowe Price International Bond	Registered Investment Company	—	9,002
	T Rowe Price International Discovery Fund	Registered Investment Company	—	88,478
	T Rowe Price International Emerging Market Bond	Registered Investment Company	—	34,440
	T Rowe Price Latin America Fund	Registered Investment Company	—	12,453
	T Rowe Price Media & Telecommunications	Registered Investment Company	—	3,434
	T Rowe Price Mid Cap Growth	Registered Investment Company	—	23,953
	T Rowe Price Mid Cap Value	Registered Investment Company	—	21,720
	T Rowe Price New Horizons Fund	Registered Investment Company	—	22,722
	T Rowe Price Ret 2040 Fund	Registered Investment Company	—	5,195
	T Rowe Price Rtmt 2015 Advisor Class	Registered Investment Company	—	23,964
	T Rowe Price Rtmt 2025 Fund Adv Shrs	Registered Investment Company	—	24,815
	T Rowe Price Rtmt Fund 2040 Adv Shrs	Registered Investment Company	—	5,219
	T Rowe Price Small Cap Value Fund	Registered Investment Company	—	2,926
	Vanguard Target Moderate Allocation	Registered Investment Company	—	17,294
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	—	6,676,351
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	—	23,179,252
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	—	31,181,459
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	—	34,292,346
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	—	42,046,615
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	—	44,471,734
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	—	35,322,198
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	—	28,123,014
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	—	24,016,067
	TCW Total Return Bond Class I	Registered Investment Company	—	55,247
	Templeton China World Fund Adv	Registered Investment Company	—	11,093
	Templeton Emerging Mrtks Small Cap	Registered Investment Company	—	6,249
	Templeton Global Bond	Registered Investment Company	—	9,524
	Templeton Global Bond	Registered Investment Company	—	52,962
	Templeton Global Bond Fund	Registered Investment Company	—	36,943
	Teton Westwood Equity	Registered Investment Company	—	1,084
	Teton Westwood Mighty Mites Fund	Registered Investment Company	—	21,195
	Teucrium Commodity Tr Corn Fund	Registered Investment Company	—	4,388
	The Contrarian Fund	Registered Investment Company	—	21,989

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
The Delafield Fund	Registered Investment Company	—	2,172
Third Avenue Value	Registered Investment Company	—	5,043
Thompson Plumb Growth Fund	Registered Investment Company	—	298
Thornburg Intl Value Cl	Registered Investment Company	—	17,427
Timothy Plan Conserv Growth	Registered Investment Company	—	20,176
Timothy Plan Fixed Income	Registered Investment Company	—	4,182
Timothy Plan Strategy Income Growth	Registered Investment Company	—	10,510
Tocqueville Fund	Registered Investment Company	—	8,793
Tocqueville Gold Fund	Registered Investment Company	—	7,386
Touchstone Small Cap Value	Registered Investment Company	—	10,509
Tributary Growth Oppt Instl	Registered Investment Company	—	5,157
Tweedy Browne Global Value Fund	Registered Investment Company	—	102,938
Undiscovered Mgrs Behavior Value Instl	Registered Investment Company	—	13,605
United Sts Oil Fund LP Units	Registered Investment Company	—	4,505
US Global Region East European	Registered Investment Company	—	2,403
Value Line Small Cap Growth	Registered Investment Company	—	31,661
Van Eck Global Hard Assets	Registered Investment Company	—	8,912
Vanguard 500 Index Fund	Registered Investment Company	—	161,822
Vanguard Balanced Index Investor	Registered Investment Company	—	7,318
Vanguard Bd Index Fund Inc Total Bd Market ETF	Registered Investment Company	—	17,179
Vanguard Developed Mrkts Index	Registered Investment Company	—	30,772
Vanguard Div App Index Invt	Registered Investment Company	—	16,256
Vanguard Dividend Growth Investor	Registered Investment Company	—	53,889
Vanguard Energy Investor Fund	Registered Investment Company	—	198,663
Vanguard Equity Income Investor	Registered Investment Company	—	11,423
Vanguard Global Equity Investor	Registered Investment Company	—	21,978
Vanguard GNMA Investor Cl	Registered Investment Company	—	19,221
Vanguard Growth Index	Registered Investment Company	—	7,865
Vanguard High Yld Corp Investor	Registered Investment Company	—	6,588
Vanguard Index Funds Mid-Cap Value Index Viper	Registered Investment Company	—	35,874
Vanguard Index Funds Vanguard Growth Vipers	Registered Investment Company	—	17,885
Vanguard Index Funds Vanguard Large Cap Vipers	Registered Investment Company	—	16,535
Vanguard Index Funds Vanguard Small Cap Vipers	Registered Investment Company	—	29,060
Vanguard Index Fds Vanguard Small Cap Vipers	Registered Investment Company	—	4,120
Vanguard Index Fds Vanguard Total Stk Mkt ETF	Registered Investment Company	—	68,081
Vanguard Index Trust Small Cap Growth	Registered Investment Company	—	52,564
Vanguard Inflation Protected Secs	Registered Investment Company	—	57,538
Vanguard Intermed Term Tax Exempt	Registered Investment Company	—	1,410
Vanguard Inter-Term Bond Index Port	Registered Investment Company	—	80,254
Vanguard Intl Equity Index Funds MSCI Emerging	Registered Investment Company	—	97,544
Vanguard Long Term US Treasury Investor	Registered Investment Company	—	31,904
Vanguard Mid Cap Growth Index	Registered Investment Company	—	1,134
Vanguard Mid Cap Index Investor	Registered Investment Company	—	201,135
Vanguard Mid Cap Value Index	Registered Investment Company	—	6,849
Vanguard Pacific Stock Index Inv	Registered Investment Company	—	6,284
Vanguard Precious Metals & Mining Inv	Registered Investment Company	—	4,525
Vanguard Reit Index Investor	Registered Investment Company	—	127,618
Vanguard Reit Index Signal Shares	Registered Investment Company	—	10,220
Vanguard Sector Index Funds Finls Vipers	Registered Investment Company	—	12,446

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Vanguard Sector Index Funds Con Staples Vipers	Registered Investment Company	—	18,504
	Vanguard Sector Index Funds Energy Vipers	Registered Investment Company	—	10,226
	Vanguard Sector Index Funds Info Technology Vipers	Registered Investment Company	—	2,798
	Vanguard Sector Index Funds Telecommunication	Registered Investment Company	—	13,247
	Vanguard Sector Index Funds Utils Vipers	Registered Investment Company	—	15,513
	Vanguard Short Term Bond Index Investor	Registered Investment Company	—	173,322
	Vanguard Small Cap Stock	Registered Investment Company	—	72,086
	Vanguard Specialized Portfolios Div Appreciation Fund	Registered Investment Company	—	43,043
	Vanguard Strategic Equity Investor	Registered Investment Company	—	3,849
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	—	1,152
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	—	5,101
	Vanguard Target Retirement Income	Registered Investment Company	—	22,264,300
	Vanguard Total Intl Stock Index Inv	Registered Investment Company	—	6,210
	Vanguard Total Stock Market Investor	Registered Investment Company	—	5,361
	Vanguard Total Stock Mrkt Signal	Registered Investment Company	—	102,608
	Vanguard Value Index	Registered Investment Company	—	12,284
	Vanguard Wellington Investor	Registered Investment Company	—	118,273
	Vanguard Whitehall Funds High Dividend Yield ETF	Registered Investment Company	—	4,336
	Vanguard Windsor II Investor	Registered Investment Company	—	56,710
	Virtus Alternatives Diversifier	Registered Investment Company	—	6,518
	Virtus Real Estate Securities	Registered Investment Company	—	14,824
	Wasatch Hoisington US Treasury	Registered Investment Company	—	13,218
	Wasatch International Growth	Registered Investment Company	—	31,562
	Wasatch Micro-Cap Value Fund	Registered Investment Company	—	2,627
	Weitz Value	Registered Investment Company	—	2,658
	Wells Fargo Asia Pacific Fund	Registered Investment Company	—	100
	Wells Fargo C&B Mid Cap Value Fund	Registered Investment Company	—	161
	Wells Fargo Premier Large Co Growth	Registered Investment Company	—	46,904
	William Blair Int’L Growth Fund	Registered Investment Company	—	23,682
	World Precious Minerals Fund	Registered Investment Company	—	5,140
	Yacktman Focused Service Class	Registered Investment Company	—	35,805
	Yacktman Fund Service Class	Registered Investment Company	—	375,920

	Registered Investment Companies		—	$307,109,230

*	Notes Receivables from Participants	Interest rates range from 4.25% to 10.5%		$43,079,411

	Collateral Held on Loaned Securities

	* State Street Bank & Trust Co Quality D Short-term Investment Fund		—	$18,841,812

	Total Investments and Notes Receivables from Participants		—	$2,088,444,124

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 26, 2013	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee